 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

22 February 2024

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

5th Floor

25 Gresham Street

London

EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 22 February 2024

           re: 2023 Full Year Results

Lloyds Banking Group plc

2023 Results

News Release

22 February 2024

CONTENTS

Results for the full year	1
Income statement (underlying basis) and key balance sheet metrics	3
Quarterly information	4
Balance sheet analysis	5
Group results - statutory basis	6
Group Chief Executive's statement	7
Summary of Group results	10

Divisional results
Retail	19
Commercial Banking	22
Insurance, Pensions and Investments	24
Equity Investments and Central Items	27
Segmental analysis - underlying basis	28

Alternative performance measures	29

Risk management
Capital risk	35
Credit risk	40
Funding and liquidity risk	51
Interest rate sensitivity	52

Statutory information
Consolidated income statement	53
Consolidated statement of comprehensive income	54
Consolidated balance sheet	55
Consolidated statement of changes in equity	56
Consolidated cash flow statement	58
Notes to the condensed consolidated financial statements	59

Key dates	81
Basis of presentation	81
Forward-looking statements	82
Contacts	83

Alternative performance measures

The Group uses a number of alternative performance measures, including underlying profit, in the description of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document, with the exception of content on pages 1 to 2 and pages 7 to 9 which is, unless otherwise stated, presented on an underlying basis. Further information on these measures is set out on page 29.

Forward-looking statements

This news release contains forward-looking statements. For further details, reference should be made to page 82.

RESULTS FOR THE FULL YEAR

"In 2023 the Group remained focused on proactively supporting people and businesses through persistent cost-of-living pressures, whilst financing their ambitions and growth. This has come alongside strong progress on our strategy and delivering increased shareholder returns, guided as always by our core purpose of Helping Britain Prosper.

The Group delivered a robust financial performance, meeting our 2023 guidance, driven by income growth, cost discipline and strong asset quality. This performance enabled strong capital generation and increased shareholder distributions.

2023 was a critical year in building towards the ambitious strategy we announced two years ago, as we look to grow our business and deepen relationships with our customers. As demonstrated in our recent strategic seminars, we have made significant progress and are on track to meet our 2024 and 2026 strategic outcomes, helping us build towards higher and more sustainable returns.

Our strategy is purpose-driven. Building a more sustainable and inclusive future is central to this, including our commitment to supporting the environmental transition, social housing and broader purpose-aligned objectives. We are excited about the opportunities that lie ahead as we continue to deliver for all of our stakeholders."

Charlie Nunn, Group Chief Executive

Delivering on our purpose-driven strategy, on track to meet 2024 and 2026 strategic outcomes

●  Pro-actively contacted 7.5 million customers1 to offer support and enhance financial resilience

●  Continued strategic progress, underpinned by £1.3 billion of additional investment in 2023

●  On track to achieve 2024 strategic outcomes; c.£0.7 billion incremental income and c.£1.2 billion of gross cost savings

●  On track to achieve 2026 strategic outcome of c.£1.5 billion incremental income given progress on medium-term transformation

●  Launched innovative new propositions, including mobile-first mortgage on-boarding, 'Lloyds Bank 360' in mass affluent and a digital invoice finance platform as part of digitising the Small and Medium Businesses portfolio

●  Highlighted our progress on strategic transformation with two seminars in 2023. Two further seminars planned for the first half of 2024

●  Building on our ambition to create a more sustainable and inclusive future, with £29 billion2 of sustainable financing and significant commitments for social housing

Continued robust financial performance, in line with guidance, supported by building business momentum

●  Statutory profit after tax of £5.5 billion (£1.2 billion in the fourth quarter) with net income of £17.9 billion up 3 per cent and a low impairment charge. Strong return on tangible equity of 15.8 per cent (13.9 per cent in the fourth quarter). Significant growth in profit materially driven by restatement of earnings for the IFRS 17 accounting change in 2022

●  Underlying net interest income of £13.8 billion up 5 per cent, with a net interest margin of 3.11 per cent, in line with guidance. Banking net interest margin of 2.98 per cent in the fourth quarter, down 10 basis points in the quarter given mortgage pricing and deposit mix headwinds, partly mitigated by the structural hedge. Average interest-earning banking assets of £453.3 billion, down slightly on the fourth quarter of 2022 as expected

●  Underlying other income of £5.1 billion, 10 per cent higher, reflecting the broad-based recovery of customer activity and ongoing investment in the business

●  Operating lease depreciation of £956 million, up on 2022 given declines in used car prices (notably in the fourth quarter), impacting portfolio valuations and gains on disposals, the depreciation cost of higher value vehicles and the Tusker acquisition and its subsequent growth

●  Operating costs of £9.1 billion, in line with guidance, up 5 per cent. The Group continues to maintain cost discipline in the context of higher planned strategic investment, severance charges, new business costs and inflationary pressures

●  Remediation costs of £675 million in the year (2022: £255 million), in relation to pre-existing programmes and a £450 million provision for the potential impact of the recently announced FCA review into historical motor finance commission arrangements

●  Underlying impairment charge of £308 million and asset quality ratio of 7 basis points. Excluding both a significant write-back in the fourth quarter and economic outlook improvements across the year, the asset quality ratio was 29 basis points. The portfolio remains well-positioned in the context of the economic environment with broadly stable credit trends and strong asset quality

1  Since April 2022.

2  From 1 January 2022.

RESULTS FOR THE FULL YEAR (continued)

Resilient customer franchise

●  Loans and advances to customers reduced £5.2 billion to £449.7 billion. This included the securitisation of £2.5 billion of legacy Retail mortgages in the first quarter and £2.7 billion of Retail unsecured loans in the fourth quarter; excluding these, loans and advances to customers were flat

●  Customer deposits of £471.4 billion reduced by £3.9 billion (1 per cent), including an £11.3 billion reduction in Retail current accounts, partly offset by a combined increase across Retail savings and Wealth of £8.9 billion. The trend of customer deposit mix change in a higher rate environment was slower in the fourth quarter versus the third quarter

Strong capital generation driving increased capital return

●  Strong pro forma capital generation1 of 173 basis points in line with guidance, after regulatory headwinds of 50 basis points, including 35 basis points from Retail secured CRD IV model changes (14 basis points in the fourth quarter) and 15 basis points from the phased unwind of IFRS 9 relief. Pro forma capital generation before regulatory headwinds was 223 basis points. The 173 basis points of capital generation includes both the significant impairment write-back and the higher remediation charge in the fourth quarter

●  Risk-weighted assets of £219.1 billion up by £8.2 billion, reflecting the impact of Retail secured CRD IV model updates (£5 billion, with £2 billion in the fourth quarter), operational risk and lending increases, model calibrations and other movements, offset by balance sheet management through securitisations

●  Pensions triennial valuation completed with an additional contribution of £250 million paid in December 2023 to clear the remaining deficit. There will be no further deficit contributions in this triennial period

●  Pro forma CET1 ratio2 of 13.7 per cent, ahead of revised ongoing target of c.13.0 per cent and previous target of c.13.5 per cent. In order to manage risks and distributions in an orderly way, the Group expects to pay down to the revised target by the end of 2026

●  Tangible net assets per share of 50.8 pence, up 4.3 pence on 31 December 2022 and 3.6 pence in the fourth quarter, given continued profitability and movements in the cash flow hedge reserve, partly offset by pensions surplus changes

●  The Board has recommended a final ordinary dividend of 1.84 pence per share, resulting in a total ordinary dividend for 2023 of 2.76 pence per share, up 15 per cent on prior year and in line with the Group's progressive and sustainable ordinary dividend policy

●  Given the Group's strong capital position, the Board has also announced its intention to implement an ordinary share buyback programme of up to £2.0 billion

●  Total capital returns in respect of 2023 of up to £3.8 billion, are equivalent to c.14 per cent3 of the Group's market capitalisation value

2024 guidance

Based on our current macroeconomic assumptions, for 2024 the Group expects:

●  Banking net interest margin of greater than 290 basis points

●  Operating costs of c.£9.3 billion

●  Asset quality ratio of less than 30 basis points

●  Return on tangible equity of c.13 per cent

●  Capital generation of c.175 basis points4

●  To pay down to a CET1 ratio of c.13.5 per cent

2026 guidance

Based on the expected macroeconomic environment and confidence in our strategy, the Group is maintaining its medium-term guidance for 2026:

●  Cost:income ratio of less than 50 per cent

●  Return on tangible equity of greater than 15 per cent

●  Capital generation of greater than 200 basis points4

The Group also now expects to pay down to a CET1 ratio of c.13.0 per cent by the end of 2026.

1  Excluding capital distributions, variable pension contributions and the impact of the Tusker acquisition. Inclusive of the ordinary dividend received from the Insurance business in February 2024.

2  Includes both the full impact of the share buyback announced in respect of 2023 and the ordinary dividend received from the Insurance business in February 2024, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2024.

3  Market capitalisation as at 16 February 2024.

4  Excluding capital distributions. Inclusive of ordinary dividends received from the Insurance business in February of the following year.

INCOME STATEMENT (UNDERLYING BASIS)A AND KEY BALANCE SHEET METRICS

	2023 £m	20221 £m	Change %

Underlying net interest income	13,765	13,172	5
Underlying other income	5,123	4,666	10
Operating lease depreciation	(956)	(373)
Net income	17,932	17,465	3
Operating costs	(9,140)	(8,672)	(5)
Remediation	(675)	(255)
Total costs	(9,815)	(8,927)	(10)
Underlying profit before impairment	8,117	8,538	(5)
Underlying impairment charge	(308)	(1,510)	80
Underlying profit	7,809	7,028	11
Restructuring	(154)	(80)	(93)
Volatility and other items	(152)	(2,166)	93
Statutory profit before tax	7,503	4,782	57
Tax expense	(1,985)	(859)
Statutory profit after tax	5,518	3,923	41

Earnings per share1	7.6p	4.9p	2.7p
Dividends per share - ordinary	2.76p	2.40p	15
Share buyback value	£2.0bn	£2.0bn

Banking net interest marginA	3.11%	2.94%	17bp
Average interest-earning banking assetsA	£453.3bn	£452.0bn
Cost:income ratioA,1	54.7%	51.1%	3.6pp
Asset quality ratioA	0.07%	0.32%	(25)bp
Return on tangible equityA,1	15.8%	9.8%	6.0pp

	At 31 Dec 2023	At 31 Dec 2022	Change %

Loans and advances to customers	£449.7bn	£454.9bn	(1)
Customer deposits	£471.4bn	£475.3bn	(1)
Loan to deposit ratioA	95%	96%	(1)pp
CET1 ratio	14.6%	15.1%	(0.5)pp
Pro forma CET1 ratioA,2	13.7%	14.1%	(0.4)pp
UK leverage ratio	5.8%	5.6%	0.2pp
Risk-weighted assets	£219.1bn	£210.9bn	4
Wholesale funding	£98.7bn	£100.3bn	(2)
Liquidity coverage ratio3	142%	144%	(2)pp
Net stable funding ratio4	130%	130%
Tangible net assets per shareA,1	50.8p	46.5p	4.3p

A  See page 29.

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

2    31 December 2022 and 31 December 2023 reflect both the full impact of the share buybacks announced in respect of 2022 and 2023 and the ordinary dividends received from the Insurance business in February 2023 and February 2024 respectively, but exclude the impact of the phased unwind of IFRS 9 relief on 1 January 2023 and 1 January 2024 respectively.

3  The liquidity coverage ratio is calculated as a monthly rolling simple average over the previous 12 months.

4  Net stable funding ratio is based on an average of the four previous quarters.

QUARTERLY INFORMATIONA

	Quarter ended 31 Dec 2023 £m	Quarter ended 30 Sep 2023 £m	Change %	Quarter ended 30 Jun 2023 £m	Quarter ended 31 Mar 2023 £m	Quarter ended 31 Dec 20221 £m	Quarter ended 30 Sep 20221 £m	Quarter ended 30 Jun 20221 £m	Quarter ended 31 Mar 20221 £m

Underlying net interest income	3,317	3,444	(4)	3,469	3,535	3,643	3,394	3,190	2,945
Underlying other income	1,286	1,299	(1)	1,281	1,257	1,128	1,171	1,185	1,182
Operating lease depreciation	(371)	(229)	(62)	(216)	(140)	(78)	(82)	(119)	(94)
Net income	4,232	4,514	(6)	4,534	4,652	4,693	4,483	4,256	4,033
Operating costs	(2,486)	(2,241)	(11)	(2,243)	(2,170)	(2,356)	(2,145)	(2,112)	(2,059)
Remediation	(541)	(64)		(51)	(19)	(166)	(10)	(27)	(52)
Total costs	(3,027)	(2,305)	(31)	(2,294)	(2,189)	(2,522)	(2,155)	(2,139)	(2,111)
Underlying profit before impairment	1,205	2,209	(45)	2,240	2,463	2,171	2,328	2,117	1,922
Underlying impairment credit (charge)	541	(187)		(419)	(243)	(465)	(668)	(200)	(177)
Underlying profit	1,746	2,022	(14)	1,821	2,220	1,706	1,660	1,917	1,745
Restructuring	(85)	(44)	(93)	(13)	(12)	(11)	(22)	(23)	(24)
Volatility and other items	114	(120)		(198)	52	(638)	(1,062)	(289)	(177)
Statutory profit before tax	1,775	1,858	(4)	1,610	2,260	1,057	576	1,605	1,544
Tax expense	(541)	(438)	(24)	(387)	(619)	(75)	(82)	(303)	(399)
Statutory profit after tax	1,234	1,420	(13)	1,223	1,641	982	494	1,302	1,145

Banking net interest marginA	2.98%	3.08%	(10)bp	3.14%	3.22%	3.22%	2.98%	2.87%	2.68%
Average interest-earning banking assetsA	£452.8bn	£453.0bn		£453.4bn	£454.2bn	£453.8bn	£454.9bn	£451.2bn	£448.0bn

Cost:income ratioA,1	71.5%	51.1%	20.4pp	50.6%	47.1%	53.7%	48.1%	50.3%	52.3%
Asset quality ratioA	(0.47)%	0.17%		0.36%	0.22%	0.38%	0.57%	0.17%	0.16%
Return on tangible equityA,1	13.9%	16.9%	(3.0)pp	13.6%	19.1%	11.0%	4.2%	13.0%	10.7%

Loans and advances to customers2	£449.7bn	£452.1bn	(1)	£450.7bn	£452.3bn	£454.9bn	£456.3bn	£456.1bn	£451.8bn
Customer deposits	£471.4bn	£470.3bn		£469.8bn	£473.1bn	£475.3bn	£484.3bn	£478.2bn	£481.1bn
Loan to deposit ratioA	95%	96%	(1pp)	96%	96%	96%	94%	95%	94%

Risk-weighted assets	£219.1bn	£217.7bn	1	£215.3bn	£210.9bn	£210.9bn	£210.8bn	£209.6bn	£210.2bn
Tangible net assets per shareA,1	50.8p	47.2p	3.6p	45.7p	49.6p	46.5p	44.5p	51.4p	53.7p

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

2  Reductions during 2023 reflect the impact of securitisation of £2.5 billion of legacy Retail mortgages (including £2.1 billion in the closed mortgage book) during the first quarter of 2023 and £2.7 billion of Retail unsecured loans in the fourth quarter of 2023.

BALANCE SHEET ANALYSIS

	At 31 Dec 2023 £bn	At 30 Sep 2023 £bn	Change %	At 30 Jun 2023 £bn	Change %	At 31 Dec 2022 £bn	Change %

Loans and advances to customers
Open mortgage book1	298.5	298.3		297.9		299.6
Closed mortgage book1	7.7	8.1	(5)	8.5	(9)	11.6	(34)
Credit cards	15.1	15.1		14.9	1	14.3	6
UK Retail unsecured loans1	6.9	9.5	(27)	9.3	(26)	8.7	(21)
UK Motor Finance	15.3	15.1	1	14.9	3	14.3	7
Overdrafts	1.1	1.0	10	1.0	10	1.0	10
Wealth	0.9	0.9		0.9		0.9
Retail other2	15.7	15.1	4	14.5	8	13.8	14
Small and Medium Businesses	33.0	34.2	(4)	35.5	(7)	37.7	(12)
Corporate and Institutional Banking	55.6	57.3	(3)	56.6	(2)	56.0	(1)
Central items3	(0.1)	(2.5)	96	(3.3)	97	(3.0)	97
Loans and advances to customers	449.7	452.1	(1)	450.7		454.9	(1)

Customer deposits
Retail current accounts	102.7	104.6	(2)	107.8	(5)	114.0	(10)
Retail relationship savings accounts	177.7	173.8	2	169.4	5	166.3	7
Retail tactical savings accounts	17.1	17.0	1	16.5	4	16.1	6
Wealth	10.9	11.2	(3)	12.2	(11)	14.4	(24)
Commercial Banking deposits	162.8	163.7	(1)	163.6		163.8	(1)
Central items	0.2	-		0.3	(33)	0.7	(71)
Customer deposits	471.4	470.3		469.8		475.3	(1)

Total assets4	881.5	893.1	(1)	882.8		873.4	1
Total liabilities4	834.1	848.1	(2)	838.3	(1)	829.5	1

Ordinary shareholders' equity4	40.3	37.9	6	37.3	8	38.4	5
Other equity instruments	6.9	6.9		6.9		5.3	30
Non-controlling interests	0.2	0.2		0.3	(33)	0.2
Total equity4	47.4	45.0	5	44.5	7	43.9	8

Ordinary shares in issue, excluding own shares	63,508m	63,486m		64,571m	(2)	66,944m	(5)

1  Reductions during 2023 reflect the impact of securitisation of £2.5 billion of legacy Retail mortgages (including £2.1 billion in the closed mortgage book) during the first quarter of 2023 and £2.7 billion of Retail unsecured loans in the fourth quarter of 2023.

2  Primarily Europe.

3  Central items includes central fair value hedge accounting adjustments.

4  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

GROUP RESULTS - STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS). The underlying results are shown on page 3.

Summary income statement	2023 £m	20221 £m	Change %

Net interest income	13,298	12,922	3
Other income	22,107	(18,268)
Total income	35,405	(5,346)
Net finance (expense) income in respect of insurance and investment contracts	(16,776)	20,887
Total income, after net finance (expense) income in respect of insurance and investment contracts	18,629	15,541	20
Operating expenses	(10,823)	(9,237)	(17)
Impairment	(303)	(1,522)	80
Profit before tax	7,503	4,782	57
Tax expense	(1,985)	(859)
Profit for the year	5,518	3,923	41

Profit attributable to ordinary shareholders	4,933	3,389	46
Profit attributable to other equity holders	527	438	20
Profit attributable to non-controlling interests	58	96	(40)
Profit for the year	5,518	3,923	41

Ordinary shares in issue (weighted-average - basic)	64,953m	68,847m	(6)
Basic earnings per share	7.6p	4.9p	2.7p

Summary balance sheet	At 31 Dec 2023 £m	At 31 Dec 20221 £m	Change %
Assets
Cash and balances at central banks	78,110	91,388	(15)
Financial assets at fair value through profit or loss	203,318	180,769	12
Derivative financial instruments	22,356	24,753	(10)
Financial assets at amortised cost	514,635	520,322	(1)
Financial assets at fair value through other comprehensive income	27,592	23,154	19
Other assets	35,442	33,008	7
Total assets	881,453	873,394	1

Liabilities
Deposits from banks	6,153	7,266	(15)
Customer deposits	471,396	475,331	(1)
Repurchase agreements at amortised cost	37,703	48,596	(22)
Financial liabilities at fair value through profit or loss	24,914	17,755	40
Derivative financial instruments	20,149	24,042	(16)
Debt securities in issue at amortised cost	75,592	73,819	2
Liabilities arising from insurance and participating investment contracts	120,123	110,278	9
Liabilities arising from non-participating investment contracts	44,978	39,476	14
Other liabilities	22,827	22,190	3
Subordinated liabilities	10,253	10,730	(4)
Total liabilities	834,088	829,483	1
Total equity	47,365	43,911	8
Total equity and liabilities	881,453	873,394	1

1  Restated for presentational changes and for the adoption of IFRS 17; see notes 1 (page 59), 9 (page 73) and 10 (page 78).

GROUP CHIEF EXECUTIVE'S STATEMENT

2023 was an important year for our Group. We continued to deliver on our purpose of Helping Britain Prosper, supporting both our customers and shareholders. We are seeing real evidence of strategic progress as we transform the business and have increased confidence in delivering the 2024 and 2026 strategic commitments. Our purpose-driven strategy is helping people and businesses across the UK finance their ambitions and grow whilst enabling us to build a more sustainable and inclusive business. This progress has been underpinned by continued strategic investment and contributed to a financial performance that has driven strong capital generation and increased shareholder distributions.

The Group delivered a robust financial performance in 2023, meeting our guidance. Income growth has been supported by a higher banking net interest margin and good momentum in underlying other income. We continued to manage costs tightly despite ongoing inflationary pressures. Asset quality remained strong. As a result, we delivered strong capital generation, enabling the Board to recommend a final ordinary dividend of 1.84 pence per share implying a total dividend for the year of 2.76 pence. This is 15 per cent up year-on-year and in line with our progressive and sustainable dividend policy. In addition, the Group has announced a share buyback programme of up to £2.0 billion. In combination, this is a total capital return of up to £3.8 billion, or c.14 per cent1 of the Group's market capitalisation.

With continued cost of living pressures we know that 2023 was challenging for many. We were proactive in providing support. By using data and insights to gain a deeper understanding of customer needs, we contacted 7.5 million customers2 and around 600,000 businesses to help with their financial resilience. Alongside, we contacted more than 15 million deposit customers to ensure they are aware of their savings options, supported by our enhanced propositions, including attractive rates and products. We also recognise the importance of supporting our colleagues. We have agreed a two-year pay deal and paid an additional cash award to around 44,000 colleagues. This is alongside refreshed flexible working policies that balance the needs of our people and the strategic aims of the Group.

Robust financial performance, in line with guidance

Statutory profit after tax was £5.5 billion. The significant year-on-year increase was because of both robust 2023 performance and in particular a 2022 restatement in line with IFRS 17 accounting changes. Strong net income of £17.9 billion was up 3 per cent, driven by a higher banking net interest margin in line with guidance and 10 per cent growth in underlying other income, offset by higher operating lease depreciation. Operating costs of £9.1 billion increased in line with guidance, reflecting higher planned strategic investment, severance charges, new businesses and inflationary pressures. Remediation increased to £675 million and included a £450 million provision for the potential impact of the recently announced FCA review into historical motor finance commission arrangements. This charge includes estimates for costs and potential redress. There remains significant uncertainty as to the extent of any misconduct and customer loss, if any, the nature of any remediation action, if required, and its timing. Hence the impact could materially differ from the provision, both higher or lower. We saw strong asset quality with credit performance across portfolios broadly at or favourable to pre-pandemic levels. The impairment charge of £308 million includes a significant write-back and improved economic assumptions. Excluding these the asset quality ratio was 29 basis points, still in line with our guidance.

The Group's balance sheet was resilient in the face of a challenging operating environment. Excluding the impact of securitisations, loans and advances were flat. Within the mortgage book strong customer retention in fixed products was more than offset by continued roll-off from reversionary products. There was also growth in unsecured Retail lending and Motor Finance. The Group saw growth of over 12 per cent in assets under administration within Insurance, Pensions and Investments, including £5.1 billion of net new money. Customer deposits decreased £3.9 billion to £471.4 billion, although were largely stable in the second half of the year. Retail deposits were down £2.4 billion, which included an £11.3 billion reduction in Retail current accounts and a £12.4 billion increase in Retail savings balances supported by an enhanced savings proposition and proactive customer communications. In Commercial Banking, deposits were 1 per cent lower at £162.8 billion, reflecting targeted growth in Corporate and Institutional Banking offset by a reduction in Small and Medium Businesses.

Delivery of our purpose-driven strategy

We have a clear strategic vision to become a customer-focused digital leader and integrated financial services provider able to capitalise on new opportunities at scale. Our strategy is purpose-driven, with a clear focus on areas where we can profitably grow and make the greatest impact in Helping Britain Prosper in a sustainable and inclusive way. We believe our day-to-day business activities that are helping customers finance their ambitions and growth are underpinned by our purpose. In that context, we also have particular initiatives that highlight the alignment of purpose and strategy.

1  Market capitalisation as at 16 February 2024.

2  Since April 2022.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

In 2023, we launched a partnership with Crisis, the national charity for people experiencing homelessness. This is a hugely important cause for us given our business focus and unique ability to enact change. We have launched a cross-industry initiative to back our joint call for 1 million additional social and affordable homes. Since 2018 we have supported more than £17 billion of new funding to the social housing sector, including £2.7 billion in 2023. We are also aware of the importance of creating a fully inclusive organisation within our Group that is representative of modern-day Britain. We have pledged to double the representation of senior colleagues with disabilities by 2025, in addition to our existing significant commitments on gender and race.

In December, I joined global businesses and policy makers at COP 28 to discuss how to accelerate the environmental transition. Reaching net zero relies on government, industry and society acting together with certainty, pace and focus. We are realistic that insufficient progress in policy commitments will limit the Group's ability to achieve the net zero ambitions to which we remain committed. We have made significant headway on our sustainability agenda in 2023, in particular exceeding our target for £15 billion of sustainable financing within our Corporate and Institutional Banking franchise, originally set for the end of 2024. We are continuing to challenge ourselves and have set a new Commercial Banking target of £30 billion of sustainable financing for 2024 to 2026, which will take the cumulative total within the division to £45 billion by 2026. This is alongside new emissions reduction targets for Commercial and Residential Real Estate, Road Passenger Transport and Agriculture lending.

Within our Retail business we have continued to support customers in reducing their emissions by growing our low carbon transport business through the acquisition of Tusker. We now finance 1 in 8 ultra low emission vehicles on UK roads. We have also launched a solar panel proposition with Effective Home to expand our home retrofitting ecosystem. We increasingly recognise the need to expand our sustainability strategy to broader environmental goals and have launched our first pledge to halt and reverse nature losses in our own green spaces. Overall, our sustainability strategy represents a significant strategic and commercial opportunity, consistent with our purpose.

Stepping back, in the context of a fast changing external environment, it is clear that our purpose-driven strategy remains the right one. By focusing on Helping Britain Prosper we can deliver our strategic goals and produce higher, more sustainable returns to the benefit of all of our stakeholders. To achieve this, we are investing significantly in the transformation of the business. In February 2022 we committed to £3 billion of incremental investment in the three years to 2024 and £4 billion to 2026. During 2023, the Group invested a further £1.3 billion as part of this plan and delivered tangible growth and cost outcomes that leave us well placed to meet our 2024 and 2026 financial commitments. We have started to demonstrate this successful execution to the market with two strategic seminars last year and two further seminars planned in the first half of 2024 as we continue to build confidence around our progress.

Driving revenue growth and diversification

Around two-thirds of our strategic investment is weighted towards growth and our ambition to generate c.£0.7 billion of additional revenues by 2024 and c.£1.5 billion by 2026. The Consumer business will deliver approximately 30 per cent of these incremental revenues and, as shown in the seminar in October, we are making strong progress in deepening and innovating within this business. We are the UK's largest digital bank, and now have 21.5 million digitally active users, up 17 per cent since 2021 and significantly exceeding our 2024 target of more than 10 per cent growth. This creates significant opportunities to deepen our customer relationships using data and insights. For example, we have personalised our communications to make them more targeted, with 18 million customers registered for marketing. We have also launched new propositions such as our mobile-first home onboarding journey and our home ecosystem, both of which are improving our retention of customers and our ability to offer complementary products such as protection insurance.

In 2023 we completed our acquisition of Tusker, a stand-out business in the salary sacrifice market for predominantly ultra-low emission vehicles helping us both meet our net zero ambitions and deliver capability and growth in an area in which we were underweight. Tusker has already grown its fleet by around 60 per cent since acquisition.

We have made good progress on our mass affluent business in 2023, launching 'Lloyds Bank 360', a mobile-first proposition that includes a holistic view of wealth, educational materials and financial coaching. In addition, we launched Ready-Made Investments, a proposition made possible through Embark, which we acquired in 2022. The mass affluent customer base continues to grow, now at more than 2.5 million customers, from just over 2 million at the end of 2021.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

From a Commercial Banking perspective we continue to transform the business to help companies finance their growth and navigate an increasingly tough environment. Within our Small and Medium Businesses franchise we have made significant strides in our multi-year journey to build a front-to-back digital business, including mobile-first onboarding and personalised cash flow insights. We are continuing to deliver targeted growth in our Corporate and Institutional Banking business through serving additional client needs, particularly by extending our competitive advantage in transaction banking, and expanding our institutional footprint. This has helped deliver more than 20 per cent growth in Corporate and Institutional Banking underlying other income since full year 2021 as we build momentum with sustainable and capital efficient growth.

Investing in efficiency and enablers to improve delivery

Strengthening cost and capital efficiency in the context of growing and diversifying our revenues is crucial. We have guided to c.£1.2 billion of gross cost savings by 2024, an increase from the original £1 billion as we look to mitigate inflationary pressures. In 2026 we are targeting a below 50 per cent cost:income ratio. We have made strong progress against our 2024 cost saving target, and have now realised around 60 per cent of the savings. This has been achieved through continued investment in digital solutions and improving cost-to-serve by, for example, reducing our office footprint by more than 20 per cent since the end of 2021 and optimising our branch footprint. This active cost management is helping us deliver our guided cost outcomes at a time of heightened inflationary pressure.

In respect of capital efficiency we have continued to demonstrate risk-weighted assets discipline and careful balance sheet management whilst pursuing new growth opportunities through investments in capital-lite and fee generating business. We are also reducing the claims on our use of capital, including for example eliminating our pension deficit, with no further deficit contributions in this triennial period.

We are investing in maximising the potential of people, technology and data, the key enablers of our strategy. Investing in the talent, skills and capabilities needed for long-term growth is critical. We have made more than 2,500 new hires in technology and data roles in 2023 and we have completed a senior leadership development programme centred around the organisational shifts we need in order to successfully execute our strategy. We are transforming our change process in the pursuit of increased efficiency and responsiveness. Since the start of our strategy, we have decommissioned more than 400 legacy technology applications and more than doubled the number of APIs we have created as we continue to migrate onto cloud-based platforms

In conclusion, our purpose-driven strategy and strong business model ensures that we can continue to support customers and achieve our societal and strategic goals whilst delivering against our financial targets. We are successfully transforming the bank and will thereby continue to deliver for all of our stakeholders.

2024 guidance

We are progressing well towards our ambition of generating higher, more sustainable returns for shareholders and are on track to achieve our 2024 strategic financial outcomes. Based on our current macroeconomic assumptions the Group expects:

●  Banking net interest margin of greater than 290 basis points

●  Operating costs c.£9.3 billion

●  Asset quality ratio of less than 30 basis points

●  Return on tangible equity c.13 per cent

●  Capital generation of c.175 basis points1

●  To pay down to a CET1 ratio of c.13.5 per cent

2026 guidance

Based on the expected macroeconomic environment and confidence in our strategy, the Group is maintaining its medium-term guidance for 2026:

●  Cost:income ratio of less than 50 per cent

●  Return on tangible equity of greater than 15 per cent

●  Capital generation of greater than 200 basis points1

The Board continually reviews the appropriate level of ongoing capital to hold. Based on regulatory, economic and business considerations, the Group now expects to pay down to c.13.0 per cent by the end of 2026.

1  Excluding capital distributions. Inclusive of ordinary dividends received from the Insurance business in February of the following year.

SUMMARY OF GROUP RESULTSA

Statutory results

The Group's statutory profit before tax for 2023 was £7,503 million, with the increase on the prior year materially driven by the restatement of earnings for the IFRS 17 accounting change in 2022. In addition, 2023 has benefited from higher net income and a significantly lower impairment charge, partly offset by increased operating expenses as expected. Statutory profit after tax was £5,518 million.

The Group's statutory income statement includes income and expenses attributable to the policyholders of the Group's long-term assurance funds, investors in the Group's non-participating investment contracts and third party interests in consolidated funds. These items materially offset in arriving at profit before tax but can, depending on market movements, lead to significant variances on a statutory basis between total income and net finance income in respect of insurance and investment contracts from one period to the next. In 2023, due to market conditions, the Group recognised net gains on policyholder investments within total income, which were materially offset by the corresponding net finance expense in respect of insurance and investment contracts.

Total income, after net finance income in respect of insurance and investment contracts for the year was £18,629 million, an increase of 20 per cent on 2022, largely reflecting an exceptional charge in the prior year under IFRS 17 from contract modifications in Insurance, Pensions and Investments. Net interest income of £13,298 million was up 3 per cent on the prior year, driven by stronger margins and higher average interest-earning assets, including growth in the open mortgage book, Retail unsecured and European retail business. Other income amounted to a gain of £22,107 million in 2023, compared to a loss of £18,268 million in 2022. Net finance income in respect of insurance and investment contracts was a loss of £16,776 million in the year compared to a gain of £20,887 million in 2022, reflecting improved equity and debt markets.

The Group maintained its focus on cost management, whilst increasing strategic investment as planned. Total operating expenses of £10,823 million were 17 per cent higher than in the prior year. This reflects higher planned strategic investment, severance charges, new business costs and inflationary effects. In 2023 the Group recognised remediation costs of £675 million (2022: £255 million) relating to pre-existing programmes and a provision for the potential impact of the recently announced FCA review into historical motor finance commission arrangements. The higher operating lease depreciation charge reflected the declines in used car prices (notably in the fourth quarter), impacting portfolio valuations and gains on disposals, the depreciation cost of higher value vehicles and the Tusker acquisition in the first quarter and its subsequent growth.

Impairment was a net charge of £303 million in 2023 (2022: £1,522 million). The decrease includes a significant write-back following the full repayment of debt from a single name client, in addition to a credit from modest revisions to the Group's economic outlook compared to the deterioration in the economic outlook captured last year.

The Group recognised a tax expense of £1,985 million in the year, compared to £859 million in 2022, reflecting increased profits. The prior year included a £222 million benefit in relation to tax deductibility of provisions made in 2021.

Loans and advances to customers fell by £5.2 billion during 2023 to £449.7 billion, in the context of securitisations of £5.2 billion, including £2.5 billion of legacy Retail mortgages (£2.1 billion in the closed mortgage book) during the first quarter and £2.7 billion of Retail unsecured loans in the fourth quarter. Excluding these movements, loans and advances to customers were stable. During the fourth quarter, loans and advances to customers reduced by £2.4 billion, mainly due to the impact of the securitisation of £2.7 billion of Retail unsecured loans.

Customer deposits at £471.4 billion decreased by £3.9 billion (1 per cent) since the end of 2022. This includes a decrease in Retail current account balances of £11.3 billion as a result of higher spend and a more competitive savings market, including the Group's own savings offers. In Retail savings and Wealth, balances have increased by a combined £8.9 billion, with a significant proportion transferred from the Group's current account customer base given attractive customer offers. Commercial Banking deposits were down £1.0 billion during 2023, reflecting targeted growth in Corporate and Institutional Banking offset by a reduction in Small and Medium Businesses. The trend of customer deposit mix change within the Group was slower in the fourth quarter versus the third quarter.

Total equity of £47,365 million at 31 December 2023 increased from £43,911 million at 31 December 2022. The movement reflected attributable profit for the year, movements in the cash flow hedge reserve and the issuance of other equity instruments, partially offset by market movements impacting pensions, alongside dividends paid and the impact of the share buyback programme. In February 2023, the Board decided to return surplus capital in respect of 2022 through a share buyback programme of up to £2 billion. This commenced in February 2023 and completed on 25 August 2023 with c.4.4 billion (c.7 per cent) ordinary shares repurchased.

SUMMARY OF GROUP RESULTS (continued)

Underlying resultsA

The Group's underlying profit for 2023 was £7,809 million, an increase of 11 per cent compared to £7,028 million in the prior year. Growth in net income and a lower underlying impairment charge was partly offset by expected higher operating costs and remediation. Underlying profit in the fourth quarter was down 14 per cent compared to the third quarter, with the impairment credit more than offset by lower underlying net interest income, higher operating lease depreciation and higher total costs, impacted by the bank levy, severance charges and remediation.

Net incomeA

	2023 £m	2022 £m	Change %

Underlying net interest income	13,765	13,172	5
Underlying other income1	5,123	4,666	10
Operating lease depreciation2	(956)	(373)
Net incomeA,1	17,932	17,465	3

Banking net interest marginA	3.11%	2.94%	17bp
Average interest-earning banking assetsA	£453.3bn	£452.0bn

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

2  Net of profits on disposal of operating lease assets of £93 million (2022: £197 million).

Net income of £17,932 million was up 3 per cent on the prior year, with higher net interest income and underlying other income, partially offset by an increased charge for operating lease depreciation. Net interest income in the year of £13,765 million was up 5 per cent, driven by a stronger banking net interest margin of 3.11 per cent (2022: 2.94 per cent), in line with guidance and higher average interest-earning banking assets. The net interest margin benefited from UK Bank Rate increases and higher structural hedge earnings from the rising rate environment, partly offset by expected headwinds due to deposit mix effects and asset margin compression, particularly in the mortgage book. Average interest-earning banking assets at £453.3 billion modestly increased compared to 2022 although slightly lower than the fourth quarter of 2022 as expected. The increase in average interest earning assets in the year was due to the open mortgage book, Retail unsecured and the European retail business, offset by closed mortgage book run-off and continued repayments of government-backed lending in the Small and Medium Businesses portfolio. Net interest income in 2023 included non-banking interest expense of £311 million (2022: £111 million), which continues to increase as a result of higher funding costs and growth in the Group's non-banking businesses.

Net interest income in the fourth quarter of £3,317 million was lower than the third quarter, with a lower net interest margin of 2.98 per cent (three months to 30 September 2023: 3.08 per cent) from mortgage pricing and deposit mix headwinds, including in Small and Medium Businesses, partly mitigated by the structural hedge and a modest reduction in average interest earning assets. The Group expects the banking net interest margin for 2024 to be greater than 290 basis points with average interest-earning assets over 2024 expected to be greater than £450 billion.

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. The notional balance of the sterling structural hedge was £247 billion (31 December 2022: £255 billion, 30 September 2023: £251 billion) with a weighted average duration of approximately three-and-a-half years (31 December 2022: approximately three-and-a-half years), representing a modest notional balance reduction in the second half of the year, consistent with guidance. The Group expects a further modest reduction in the notional balance during 2024, stabilising over the course of the year. The Group generated £3.4 billion of total income from sterling structural hedge balances in 2023, representing material growth over the prior year (2022: £2.6 billion). The Group expects sterling structural hedge earnings in 2024 to be c.£0.7 billion higher than in 2023.

Underlying other income in 2023 of £5,123 million was 10 per cent higher compared to £4,666 million in 2022. This was driven by growth across Retail, Commercial Banking and Insurance, Pensions and Investments. Underlying other income was broadly stable in the fourth quarter versus the third, with consistent business unit performance and some impact from severe weather event claims in the Insurance business.

SUMMARY OF GROUP RESULTS (continued)

Retail underlying other income was up 25 per cent on 2022, due to higher current account and credit card activity, improved Lex performance and growth from the acquisition of Tusker. Within Commercial Banking 8 per cent growth in the year reflected improved performance in capital markets financing and trading. Insurance, Pensions and Investments underlying other income was 26 per cent higher than the prior year driven by business growth, favourable market returns and the accounting unwind benefit of adding a drawdown feature in 2022 to existing longstanding and workplace pension business. In Equity Investments and Central Items underlying other income was impacted mainly by higher funding costs on structured medium term notes in issue (offset by interest income earned on the placement of the funds raised) and to a limited extent by subdued exit markets affecting the Group's equity investment businesses.

The Group delivered good organic growth in Insurance, Pensions and Investments and Wealth (reported within Retail) assets under administration (AuA), with combined £5.4 billion net new money in open book AuA over the year. In total, open book AuA now stand at c.£179 billion.

Operating lease depreciation of £956 million increased compared to the prior year (2022: £373 million). This reflects the declines in used car prices (notably in the fourth quarter), impacting portfolio valuations and gains on disposals, the depreciation cost of higher value vehicles and the Tusker acquisition in the first quarter and its subsequent growth. The £371 million charge in the quarter is elevated due to a sharp reduction in used car prices and updated residual value provisions. Before the provision increase the charge would have been c.£270 million in the fourth quarter, from which modest further increases are expected in 2024 as this charge nears normalisation and growth continues.

Total costsA

	2023 £m	2022 £m	Change %

Operating costsA,1	9,140	8,672	(5)
Remediation	675	255
Total costsA,1	9,815	8,927	(10)

Cost:income ratioA,1	54.7%	51.1%	3.6pp

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

Total costs, including remediation, of £9,815 million were 10 per cent higher than in the prior year. Operating costs were in line with guidance at £9,140 million, up 5 per cent, with higher planned strategic investment, severance charges, new business costs and inflationary impacts, partially mitigated by continued cost efficiency. Operating costs were higher in the fourth quarter than in the third, impacted by the bank levy as well as severance charges. The Group's cost:income ratio, including remediation, for the year was 54.7 per cent, compared to 51.1 per cent in the prior year. Operating costs are expected to be c.£9.3 billion in 2024, reflecting severance charges and slightly higher than expected inflation. This does not include a potential cost increase of around £0.1 billion, driven by a sector wide change to the way in which the Bank of England charges for supervisory costs. If enacted, this will result in an equivalent, offsetting net interest income gain and have a net neutral profit impact.

The Group recognised remediation costs of £675 million in the year (2022: £255 million), with £541 million in the fourth quarter, in relation to pre-existing programmes and the potential impact of the recently announced FCA review into historical motor finance commission arrangements. There have been no further charges relating to HBOS Reading and the provision held continues to reflect the Group's best estimate of its full liability, albeit uncertainties remain.

The Group has recognised a charge of £450 million for costs and potential redress in light of the Financial Conduct Authority (FCA) section 166 review of historical motor finance commission arrangements and sales across several firms announced in January 2024. The review follows the recent decisions by the Financial Ombudsman Service (FOS) in favour of the customer in relation to motor finance commission complaints. The charge includes estimates for operational and legal costs, including litigation costs, together with estimates for potential awards, based on various scenarios using a range of assumptions, including for example, commission models, commission rates, applicable time periods (between 2007 and 2021), response rates and uphold rates. Costs and awards could arise in the event that the FCA concludes there has been misconduct and customer loss that requires remediation, or from adverse litigation decisions. However, while the FCA review is progressing there is significant uncertainty as to the extent of misconduct and customer loss, if any, the nature and extent of any remediation action, if required, and its timing. The ultimate financial impact could therefore materially differ from the amount provided, both higher or lower. The Group welcomes the FCA intervention through an independent section 166 review.

SUMMARY OF GROUP RESULTS (continued)

Underlying impairmentA

	2023 £m	2022 £m	Change %

Charges (credits) pre-updated MES1
Retail	1,064	773	(38)
Commercial Banking	(487)	122
Other	(12)	20
	565	915	38
Updated economic outlook
Retail	(233)	600
Commercial Banking	(24)	395
Other	-	(400)
	(257)	595
Underlying impairment chargeA	308	1,510	80

Asset quality ratioA	0.07%	0.32%	(25)bp
Total expected credit loss allowance (at end of year)A	4,337	5,284	18

1  Impairment charges excluding the impact from updated economic outlook taken each quarter.

Asset quality remains strong with credit performance across portfolios relatively stable in the quarter and remaining broadly at, or favourable to pre-pandemic experience. Underlying impairment was £308 million (2022: £1,510 million), resulting in an asset quality ratio of 7 basis points. The fourth quarter impairment credit of £541 million includes the impact of a significant write-back following the full repayment of debt from a single name client. The charge for 2023 also benefits from a net £257 million multiple economic scenarios (MES) release (2022: £595 million charge), including a £188 million release in the fourth quarter, reflecting modest revisions to the Group's economic outlook. Given this outlook and ongoing portfolio resilience, the Group now expects the asset quality ratio to be less than 30 basis points in 2024.

The pre-updated MES impairment charge was £565 million (2022: £915 million), including a net £487 million release in Commercial Banking largely driven by the significant write-back in the fourth quarter. Excluding this, the equivalent asset quality ratio for the year was 29 basis points, also in line with guidance of less than 30 basis points. Compared to the prior year, while performance has been resilient, there has been modest deterioration from a low base, primarily in legacy variable rate UK mortgage portfolios. The impairment charge also includes the impact of higher discount rates reducing the value of future recoveries, as well as the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a deteriorating economic outlook.

In UK mortgages, new to arrears were relatively stable throughout 2023, having increased slightly at the start of the year. Flows to default increased through the year, also largely driven by legacy variable rate customers as mentioned above, with trends stabilising in the second half. Unsecured portfolios continue to exhibit stable new to arrears and default trends broadly at, or below pre-pandemic levels. The Commercial Banking portfolio's credit quality remains resilient with limited deterioration.

The ECL allowance of £4.3 billion (31 December 2022: £5.3 billion) continues to reflect a probability-weighted view of economic scenarios built out from the base case and its associated conditioning assumptions. Consistent with prior years, a 30 per cent weighting is applied to the base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. GDP growth remained subdued at 0.5 per cent in 2023 and is expected to remain low in future years with unemployment expected to rise modestly to 5.2 per cent by the end of 2024. House prices proved more resilient in the second half of the year than previously assumed and as a result the latest base case assumes a more modest fall in 2024 of 2.2 per cent (30 September 2023: 2.4 per cent).

Overall, judgemental adjustments to ECL at £0.1 billion have reduced by £0.3 billion in the year. Notably, reductions related to adjustments now captured within models and the impact of taking a larger negative adjustment reducing ECL to reflect resilient corporate insolvency rates within the portfolio. Key judgemental adjustments remain in place to cover continued risks from higher base rate and inflationary pressures in the Retail portfolios as well as risks from current valuations in certain Commercial Real Estate segments.
SUMMARY OF GROUP RESULTS (continued)

Stage 2 assets have reduced in the year to £56.5 billion (31 December 2022: £65.7 billion), with 91.3 per cent of Stage 2 loans up to date (31 December 2022: 92.7 per cent). Stage 3 assets at £10.1 billion have reduced in the fourth quarter and relative to the end of 2022 (31 December 2022: £10.8 billion). These reductions in Stage 2 and Stage 3 include the impact from asset transfers from Stage 2 to Stage 1 as a result of improvements in the economic forecasts and the securitisations of legacy Retail mortgages in the first quarter and Retail unsecured loans in the fourth quarter, as well as the full repayment of debt from a large single name client in Stage 3.

Restructuring, volatility and other items

	2023 £m	2022 £m	Change %

Underlying profitA,1	7,809	7,028	11
Restructuring	(154)	(80)	(93)
Volatility and other items1
Market volatility and asset sales1	35	(1,978)
Amortisation of purchased intangibles	(80)	(70)	(14)
Fair value unwind	(107)	(118)	9
	(152)	(2,166)	93
Statutory profit before tax1	7,503	4,782	57
Tax expense1	(1,985)	(859)
Statutory profit after tax1	5,518	3,923	41

Earnings per share1	7.6p	4.9p	2.7p
Return on tangible equityA,1	15.8%	9.8%	6.0pp
Tangible net assets per shareA,1	50.8p	46.5p	4.3p

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

Restructuring costs for the year were £154 million (2022: £80 million) and include costs relating to the integration of Embark and Tusker, as well as one-off costs to ensure the continuity of some customer communication services following the administration of a key supplier. Volatility and other items were a net loss of £152 million for the year (2022: net loss of £2,166 million). This comprised £35 million positive market volatility and asset sales, £80 million for the amortisation of purchased intangibles (2022: £70 million) and £107 million relating to fair value unwind (2022: £118 million). Market volatility and asset sales included positive banking volatility, partly offset by negative impacts from insurance volatility. Volatility and other items in 2022 included an exceptional charge under IFRS 17 from contract modifications in Insurance, Pensions and Investments, predominantly in the second half, following the addition of a drawdown feature to existing longstanding and workplace pensions as a significant customer enhancement.

The return on tangible equity for the year was 15.8 per cent (2022: 9.8 per cent), reflecting the Group's robust financial performance. The Group expects the return on tangible equity for 2024 to be c.13 per cent. Earnings per share were 7.6 pence for the year (2022: 4.9 pence).

Tangible net assets per share as at 31 December 2023 were 50.8 pence, up from 46.5 pence at 31 December 2022. The increase resulted from higher profits, cash flow hedge reserve unwind and a reduction in the number of shares following the share buyback programme announced in February 2023, partly offset by a negative market impact on the pensions accounting surplus, and capital distributions. Tangible net assets per share were 3.6 pence higher than at 30 September 2023 given continued profitability and an increase in the cash flow hedge reserve following interest rate movements, partly offset by pensions surplus changes. The share buyback programme in respect of 2022 completed on 25 August 2023, with c.4.4 billion (c.7 per cent) ordinary shares repurchased.

SUMMARY OF GROUP RESULTS (continued)

Tax

The Group recognised a tax expense of £1,985 million in the year (2022: £859 million) reflecting the increased profits. The prior year included a £222 million benefit in relation to tax deductibility of provisions made in 2021. The Group expects a medium-term effective tax rate of around 27 per cent, which includes the impact of the reduction in the rate of banking surcharge and the increase in the corporation tax rate from 19 per cent to 25 per cent, both of which came into effect on 1 April 2023. An explanation of the relationship between the tax expense and the Group's accounting profit for the year is set out on page 61.

Balance sheet

	At 31 Dec 2023	At 31 Dec 2022	Change %

Loans and advances to customers	£449.7bn	£454.9bn	(1)
Customer deposits	£471.4bn	£475.3bn	(1)
Loan to deposit ratioA	95%	96%	(1)pp

Wholesale funding	£98.7bn	£100.3bn	(2)
Wholesale funding <1 year maturity	£35.1bn	£37.5bn	(6)
Of which money market funding <1 year maturity1	£23.8bn	£24.8bn	(4)
Liquidity coverage ratio - eligible assets2	£136.0bn	£144.7bn	(6)
Liquidity coverage ratio3	142%	144%	(2)pp
Net stable funding ratio4	130%	130%

1  Excludes balances relating to margins of £2.4 billion (31 December 2022: £2.6 billion).

2  Eligible assets are calculated as a monthly rolling simple average of month end observations over the previous 12 months post any liquidity haircuts.

3  The liquidity coverage ratio is calculated as a monthly rolling simple average over the previous 12 months.

4  Net stable funding ratio is based on an average of the four previous quarters.

Loans and advances to customers fell by £5.2 billion during 2023 to £449.7 billion, in the context of securitisations of £5.2 billion, including £2.5 billion of legacy Retail mortgages (£2.1 billion in the closed mortgage book) during the first quarter and £2.7 billion of Retail unsecured loans in the fourth quarter. Excluding these movements, loans and advances to customers were stable, with £4.7 billion growth across unsecured, UK Motor Finance and European retail lending, offset by a £0.7 billion reduction in the open mortgage book, a £1.8 billion reduction in the closed mortgage book and a £4.7 billion reduction in Small and Medium Businesses, principally from repayment of government-backed lending. During the fourth quarter, loans and advances to customers reduced by £2.4 billion, mainly due to the impact of the securitisation of £2.7 billion of Retail unsecured loans. Securitisation activity is conducted to manage risk on the balance sheet and to offset regulatory capital pressures, where market opportunities allow net present value positive transactions for the Group.

Customer deposits at £471.4 billion decreased by £3.9 billion (1 per cent) since the end of 2022. This includes a decrease in Retail current account balances of £11.3 billion as a result of higher spend and a more competitive savings market, including the Group's own savings offers. In Retail savings and Wealth, balances have increased by a combined £8.9 billion, with a significant proportion transferred from the Group's current account customer base given attractive customer offers. Commercial Banking deposits were down £1.0 billion during 2023, reflecting targeted growth in Corporate and Institutional Banking offset by a reduction in Small and Medium Businesses. The trend of customer deposit mix change within the Group was slower in the fourth quarter versus the third quarter.

The Group has a large, high quality liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group's liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a stable and strong liquidity coverage ratio of 142 per cent (31 December 2022: 144 per cent) and a strong net stable funding ratio of 130 per cent (31 December 2022: 130 per cent). The loan to deposit ratio of 95 per cent, broadly stable on 2022, continues to reflect a robust funding and liquidity position and offers the potential for lending growth. The Group's funding and liquidity position is further discussed on page 51.

SUMMARY OF GROUP RESULTS (continued)

Capital

	At 31 Dec 2023	At 31 Dec 2022	Change %

CET1 ratio	14.6%	15.1%	(0.5)pp
Pro forma CET1 ratioA,1	13.7%	14.1%	(0.4)pp
UK leverage ratio	5.8%	5.6%	0.2pp
Risk-weighted assets	£219.1bn	£210.9bn	4

Capital generation

Pro forma CET1 ratio as at 31 December 20221	14.1%
Banking build (including impairment charge) (bps)	237
Insurance dividend (bps)	12
Risk-weighted assets (bps)	(25)
Fixed pension deficit contributions (bps)	(30)
Other movements (bps)2	29
Capital generation (bps)	223
Retail secured CRD IV model updates and phased unwind of IFRS 9 transitional relief (bps)	(50)
Capital generation (post CRD IV and transitional headwinds) (bps)	173
Tusker acquisition (bps)	(21)
Ordinary dividend (bps)	(86)
Share buyback accrual (bps)	(98)
Variable pension contributions (bps)3	(9)
Pro forma CET1 ratio as at 31 December 20231	13.7%

1  31 December 2022 and 31 December 2023 reflect both the full impact of the share buybacks announced in respect of 2022 and 2023 and the ordinary dividends received from the Insurance business in February 2023 and February 2024 respectively, but exclude the impact of the phased unwind of IFRS 9 relief on 1 January 2023 and 1 January 2024 respectively.

2  Includes share-based payments and market volatility.

3  Residual aggregate deficit of £250 million, paid by the Group in December 2023.

The Group's pro forma CET1 capital ratio at 31 December 2023 was 13.7 per cent (31 December 2022: 14.1 per cent pro forma). Capital generation before regulatory headwinds during the year was 223 basis points, reflecting strong banking build, the £250 million dividend received from the Insurance business and other movements. These impacts were partially offset by risk-weighted asset increases (before CRD IV model updates within Retail secured and net of optimisation) and the full year payment (£800 million) of fixed pension deficit contributions made to the Group's three main defined benefit pension schemes. Regulatory headwinds of 50 basis points largely reflect a £5 billion risk-weighted assets adjustment for part of the impact of Retail secured CRD IV model updates. They also reflect the end of IFRS 9 static transitional relief and the reduction in the transitional factor applied to IFRS 9 dynamic relief. Capital generation after the impact of these regulatory headwinds was 173 basis points. This benefited by just under 30 basis points from an impairment credit driven by a significant write-back in the fourth quarter which was materially offset by around 15 basis points in relation to the £450 million charge arising from the potential impact of the FCA review of historical motor finance commission arrangements.

The impact of the interim ordinary dividend paid in September 2023 and the accrual for the recommended final ordinary dividend equated to 86 basis points, with a further 98 basis points utilised to cover the accrual for the announced ordinary share buyback programme and 9 basis points for variable pension contributions reflecting the payment to address the £250 million residual aggregate deficit in the fourth quarter. The acquisition of Tusker utilised 21 basis points of capital.

Excluding the Insurance dividend received in February 2024 and the full impact of the announced ordinary share buyback programme, the Group's CET1 capital ratio at 31 December 2023 was 14.6 per cent (31 December 2022: 15.1 per cent).

The Group expects capital generation in 2024 to be c.175 basis points after taking further expected in-year regulatory headwinds and reaffirms guidance for capital generation in 2026 of greater than 200 basis points.
SUMMARY OF GROUP RESULTS (continued)

Risk-weighted assets have increased by £8.2 billion during the year to £219.1 billion at 31 December 2023 (31 December 2022: £210.9 billion). This includes the impact of Retail secured CRD IV model updates of £5 billion, of which a further £2 billion was recognised in the fourth quarter. Excluding this, lending, operational and market risk increases, a modest uplift from credit and model calibrations and other movements were partly offset by optimisation, including capital efficient securitisation activity within the balance sheet. In relation to the Retail secured CRD IV models, it is estimated that a further £5 billion increase will be required over 2024 to 2026, noting that this will be subject to final model outcomes. The Group's risk-weighted assets guidance for 2024 remains unchanged at between £220 billion and £225 billion.

The PRA provided an update to the Group's Pillar 2A CET1 capital requirement during the fourth quarter, with the requirement remaining at around 1.5 per cent of risk-weighted assets. In July 2023 the Group's countercyclical capital buffer (CCyB) rate increased to 1.8 per cent (from 0.9 per cent) in total following the increase in the UK CCyB rate to 2 per cent (from 1 per cent). As a result, the Group's regulatory CET1 capital requirement is now around 12 per cent. The Board's revised view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties is now 13.0 per cent (previously 13.5 per cent). This continues to include a management buffer of around 1 per cent. In order to manage risks and distributions in an orderly way, the Board therefore expects to pay down to c.13.5 per cent by the end of 2024 before progressing towards paying down to the revised capital target of 13.0 per cent by the end of 2026.

Pensions

The Group has completed the triennial valuation of its main defined benefit pension schemes as at 31 December 2022. Following a fixed contribution of £800 million in the first half of 2023, a residual aggregate deficit of £250 million was agreed with the Trustee which the Group paid in December 2023. There will be no further deficit contributions, fixed or variable, for this triennial period (to 31 December 2025).

Dividend and share buyback

The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return further surplus capital through buybacks or special dividends.

In February 2023, the Board decided to return surplus capital in respect of 2022 through a share buyback programme of up to £2 billion. This commenced in February 2023 and completed on 25 August 2023 with c.4.4 billion (c.7 per cent) ordinary shares repurchased.

The Board has recommended a final ordinary dividend of 1.84 pence per share, which, together with the interim ordinary dividend of 0.92 pence per share totals 2.76 pence per share, an increase of 15 per cent compared to 2022, in line with the Board's commitment to capital returns. The Board has also announced its intention to implement an ordinary share buyback of up to £2.0 billion which will commence as soon as is practicable and is expected to be completed by 31 December 2024.

Based on the total ordinary dividend and the intended ordinary share buyback the total capital return in respect of 2023 will be up to £3.8 billion, equivalent to c.14 per cent1 of the Group's market capitalisation value.

1  Market capitalisation as at 16 February 2024.

DIVISIONAL RESULTS

Retail

Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build enduring relationships that meet more of its customers' financial needs and improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates the largest digital bank and branch network in the UK and continues to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite. Through strategic investment, alongside increased use of data, Retail will deepen existing consumer relationships and broaden its intermediary offering, to improve customer experience, operational efficiency and increasingly tailor propositions.

Strategic progress

●  UK's largest digital bank with 21.5 million digitally active users, up 9 per cent on 2022. The Group's market leading1 mobile app has seen interactions with the mobile messaging service more than double to over 6 million this year

●  Enhanced mortgage customer journey, including a personalised mobile-first onboarding journey where customers manage and track their journey from researching options to completion, and a protection tool that allows for richer conversations with new customers, driving a 5 percentage point increase in branch take-up rates versus the prior year

●  Proactively contacted 675,000 mortgage customers to encourage review of their available options. Created Mortgage Charter support site where customers can request temporary interest-only payments and term extensions

●  1 percentage point growth in credit card spend market share since 2021, supported by an enhanced proposition, including improved cashback offerings, fee-free foreign exchange cards and new Mastercard World Elite rewards card

●  Created new mass affluent proposition, 'Lloyds Bank 360', bringing together relevant products and services in a mobile-first experience. Delivered a new financial coaching service, supporting 6,000 customers in 2023

●  Over 15 million savings customers engaged to raise awareness of enhanced savings products, including limited withdrawal products offering higher rates than instant access, whilst retaining flexibility in how savings are accessed

●  8.8 million customers have registered for 'Your Credit Score', the Group's credit checking tool, with 3.2 million registrations in 2023. Over 500,000 customers have improved their credit score in 2023

●  Through our partnership with Citizens Advice, 4,000 customers have received dedicated support and advice, helping them access £2.5 million of potential additional income

●  On track to meet 2024 sustainability targets, having lent £7.5 billion to sustainable mortgages2 and £5.7 billion for financing and leasing of battery electric and plug-in hybrid vehicles2. Finance 1 in 8 ultra low emission vehicles on UK roads, supported by 60 per cent growth in the Tusker fleet since acquisition in early 2023

Financial performance

●  Underlying net interest income 1 per cent lower, driven by mortgage and unsecured lending margin compression, partly offset by the impact of the rising rate environment and higher average unsecured lending balances

●  Underlying other income up 25 per cent, driven by increased current account and credit card activity, improved Lex performance and growth from the acquisition of Tusker

●  Operating lease depreciation charge up on 2022 due to declines in used car prices impacting portfolio valuations and gains on disposals, depreciation cost of higher value vehicles and the Tusker acquisition and its subsequent growth

●  Operating costs up 6 per cent, reflecting planned strategic investment, severance charges, inflationary effects and the Tusker acquisition, partly offset by efficiency initiatives. Remediation costs include a £450 million provision for the potential impact of the recently announced FCA review into historical motor finance commission arrangements

●  Underlying impairment charge £831 million, lower than the prior year as updated economic scenarios drove a £233 million credit (2022: £600 million charge), partly offset by increases observed in the level of UK mortgage new to arrears and flows to default, primarily legacy variable rate customers, whilst unsecured performance remained stable

●  Customer lending decreased 1 per cent driven by the securitisation of £2.5 billion of legacy UK mortgages (£2.1 billion within the closed book) and £2.7 billion of unsecured loans. Excluding these, lending is up £2.2 billion with growth across most products, offset by a £2.5 billion reduction in the mortgage book, predominantly run-off of the closed book

●  Customer deposits decreased 1 per cent, with an £11.3 billion reduction in current accounts, reflecting higher spend and a more competitive savings market, including the Group's own offers. In Retail savings and Wealth, balances have increased by a combined £8.9 billion, significantly from transfers from the current account customer base

●  Risk-weighted assets up 7 per cent in the year, due to the impact of Retail secured CRD IV model updates, higher lending and a modest uplift from credit and model calibrations, partly offset by capital efficient securitisation activity

1  Comparison to high street banks, based on the November 2023 Financial Research Survey for England and Wales.

2  Since 1 January 2022, new residential mortgage lending on property with an Energy Performance Certificate rating of B or higher at 30 September 2023; and new lending for Black Horse and operating leases for Lex Autolease and Tusker at 31 December 2023.

DIVISIONAL RESULTS (continued)

Retail (continued)

Retail performance summaryA

	2023 £m	2022 £m	Change %

Underlying net interest income	9,647	9,774	(1)
Underlying other income	2,159	1,731	25
Operating lease depreciation	(948)	(368)
Net income	10,858	11,137	(3)
Operating costs	(5,469)	(5,175)	(6)
Remediation	(515)	(92)
Total costs	(5,984)	(5,267)	(14)
Underlying profit before impairment	4,874	5,870	(17)
Underlying impairment charge	(831)	(1,373)	39
Underlying profit	4,043	4,497	(10)

Banking net interest marginA	2.73%	2.76%
Average interest-earning banking assetsA	£365.6bn	£362.0bn	1
Asset quality ratioA	0.23%	0.38%	(15)bp

	At 31 Dec 2023 £bn	At 31 Dec 2022 £bn	Change %

Open mortgage book1	298.5	299.6
Closed mortgage book1	7.7	11.6	(34)
Credit cards	15.1	14.3	6
UK Retail unsecured loans1	6.9	8.7	(21)
UK Motor Finance	15.3	14.3	7
Overdrafts	1.1	1.0	10
Wealth	0.9	0.9
Other2	15.7	13.8	14
Loans and advances to customers	361.2	364.2	(1)
Operating lease assets3	6.5	4.8	35
Total customer assets	367.7	369.0

Current accounts	102.7	114.0	(10)
Relationship savings	177.7	166.3	7
Tactical savings	17.1	16.1	6
Wealth	10.9	14.4	(24)
Customer deposits	308.4	310.8	(1)

Risk-weighted assets	119.3	111.7	7

1  Reductions during 2023 reflect the impact of securitisation of £2.5 billion of legacy Retail mortgages (including £2.1 billion in the closed mortgage book) during the first quarter of 2023 and £2.7 billion of Retail unsecured loans in the fourth quarter of 2023.

2  Primarily Europe.

3  Operating lease assets relate to Lex Autolease and Tusker.

DIVISIONAL RESULTS (continued)

Commercial Banking

Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience via a digital-first model in Small and Medium Businesses and an expanded client proposition across Commercial Banking, generating diversified capital efficient growth and supporting customers in their transition to net zero.

Strategic progress

●  Launched new mobile-first business current account onboarding journey for sole traders and limited companies along with personalised business customer cash flow insights; transforming the customer experience and increasing levels of automation, driving reduction in account opening times of up to 15 times

●  Exceeded target of 20 per cent growth in new merchant services clients in 2023, supported by a new point-of-sale card payments solution to micro businesses integrated into the onboarding journey, enabling clients to transact more quickly

●  Strengthening digital capability including the launch of a new digital invoice finance platform, digitisation of asset finance journey and improved mobile payment functionality

●  Continue to enhance digital servicing capabilities, including moving more than 600,000 accounts to paperless statements, with an annual reduction of 6 million letters and over half of all business address changes fulfilled digitally

●  Industry-leading cash management platform winning more than 65 per cent of client tenders in 2023

●  Delivered Lloyds Bank Market Intelligence self-service portal, providing clients with data driven insights to help formulate business strategies and deliver growth

●  Awarded Best UK Trade Finance Bank and Trade Finance Deal of the Year1; new partnership with Enigio AB supporting the digitalisation of Trade Finance

●  Bond underwriting volumes increased more than 80 per cent in 2023, significantly outperforming overall market volume increase of 7 per cent. Investment in technology underpins top 5 ranking for sterling interest rate swaps traded electronically and a greater than 30 per cent increase in foreign exchange percentage share of wallet

●  A leading provider of sustainable financing2, achieving the £15 billion3 Corporate and Institutional sustainable financing commitment one year early. Number 1 ranked4 Infrastructure and Project Finance Bank in the UK, financing wind farms, solar, and investments into newer low carbon technologies including battery and energy storage

●  Continued multi-year programme with Black entrepreneur community; launched national 'Black in Business' initiative partnering with Channel 4 television and nearly doubled unique visits to market leading Black Business hub

●  Continued to proactively support small UK business leaders and owners with provision of resources and coaching sessions, including partnering with the Soil Association Exchange and Mental Health UK

Financial performance

●  Underlying net interest income increased 10 per cent to £3,799 million, driven by a stronger banking net interest margin reflecting the higher rate environment and strong portfolio management

●  Underlying other income of £1,691 million, up 8 per cent on the prior year, reflecting improved performance in capital markets financing and trading

●  Operating costs 6 per cent higher, due to higher planned strategic investment, severance charges and inflationary effects, partly offset by continued benefit from efficiency initiatives. Remediation charges slightly lower at £127 million

●  Underlying impairment credit of £511 million driven by a significant write-back in the fourth quarter and a £24 million credit from updated macroeconomic scenarios. Portfolio credit quality remains resilient with limited deterioration

●  Customer lending 5 per cent lower at £88.6 billion due to expected net repayments within Small and Medium Businesses including government-backed lending and foreign exchange movements, partly offset by attractive growth opportunities in Corporate and Institutional Banking

●  Customer deposits 1 per cent lower at £162.8 billion, reflecting targeted growth in Corporate and Institutional Banking offset by a reduction in Small and Medium Businesses

●  Risk-weighted assets stable at £74.2 billion, demonstrating efficient use of capital and continued optimisation activity

1  Best UK Trade Finance Bank at GTR Leaders in Trade awards, Trade Finance Deal of the Year at Trade Finance Global awards.

2  In line with the Sustainable Financing Framework.

3  Includes the Clean Growth Financing Initiative, Commercial Real Estate green lending, renewable energy financing, sustainability linked loans and green and social bond facilitation.

4  Infralogic 1 January 2023 to 31 December 2023, by value.

DIVISIONAL RESULTS (continued)

Commercial Banking (continued)

Commercial Banking performance summaryA

	2023 £m	2022 £m	Change %

Underlying net interest income	3,799	3,447	10
Underlying other income	1,691	1,565	8
Operating lease depreciation	(8)	(5)	(60)
Net income	5,482	5,007	9
Operating costs	(2,647)	(2,496)	(6)
Remediation	(127)	(133)	5
Total costs	(2,774)	(2,629)	(6)
Underlying profit before impairment	2,708	2,378	14
Underlying impairment credit (charge)	511	(517)
Underlying profit	3,219	1,861	73

Banking net interest marginA	4.63%	3.93%
Average interest-earning banking assetsA	£86.8bn	£90.0bn	(4)
Asset quality ratioA	(0.54%)	0.52%

	At 31 Dec 2023 £bn	At 31 Dec 2022 £bn	Change %

Small and Medium Businesses	33.0	37.7	(12)
Corporate and Institutional Banking	55.6	56.0	(1)
Loans and advances to customers	88.6	93.7	(5)

Customer deposits	162.8	163.8	(1)

Risk-weighted assets	74.2	74.3

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments

Insurance, Pensions and Investments supports over 10 million customers with Assets under Administration (AuA) of £213 billion (excluding Wealth) and annualised annuity payments of over £1.2 billion. It has seen significant change in 2023, with a refreshed management team and a refocused strategy. This has been supported by the Group's significant investment in the development of the business, including the investment propositions to support the Group's mass affluent strategy, innovating intermediary propositions through the Embark and Cavendish Online acquisitions and accelerating the transition to a low carbon economy.

Strategic progress

●  Open book AuA of £164 billion, with 12 per cent growth year-on-year. Net AuA flows of £5.1 billion, in spite of challenging market conditions, contributing to an increased stock of deferred profit

●  Workplace pensions business saw a 9 per cent annual increase in regular contributions to pensions administered, with £4.9 billion net AuA flows in the period, contributing to 18 per cent AuA growth

●  Grew general insurance market share following launch of MBNA product in 2022 with new coverages up over 114 per cent and overall share of flows up 12 per cent. Digitisation improvements continue to transform customer experience

●  Launched simple non-advised Ready-Made Investments through Embark in February 2023. This helped around 14,000 customers start their investment journey, of which c.45 per cent younger than 35, supporting strategic AuA growth and mass affluent objectives. Sharedealing income up c.75 per cent compared to last year

●  Announced the launch of the Scottish Widows Retail Intermediary Investment Platform, broadening reach and enhancing the proposition across the Intermediary channel with leading platform technology and adviser support model

●  £4.2 billion invested in climate-aware investment strategies through Scottish Widows over the period. Cumulatively £21.7 billion invested, on track to meet the target of between £20 billion and £25 billion by 20251

●  Migrated c.1 million policies and c.£36 billion AuA to strategic platforms and decommissioned 19 legacy applications

●  Supported 13,000 customers to secure a guaranteed income for life, issuing £1 billion of annuity policies, growing from 9,000 customers and £568 million in 2022. Increased individual annuity market share from 15.6 per cent in 2022 to 20.1 per cent2

●  Continued progress in our protection offering, integrating Cavendish Online and protecting over 20,000 families through the Group's direct channels this year

Financial performance

●  Underlying other income of £1,209 million, up 26 per cent driven by favourable market returns and balance sheet growth, including the impact of adding a drawdown feature in 2022 to existing longstanding and workplace pension business, resulting in higher contractual service margin and risk adjustment releases to income. General Insurance income net of claims increased by c.50 per cent in the year driven by market share gains and reduced severe weather-related claims compared to 2022

●  Operating costs stable, with higher planned strategic investment, severance charges and inflationary effects, offset by benefit from efficiency initiatives

●  Grew contractual service margin (deferred profits) by £506 million in the year (before release to income of £310 million), including £94 million from new business, reflecting strong value generation in workplace pensions and annuities alongside positive impact from assumption changes and expected return. Balance of deferred profits (including the risk adjustment) c.£5.3 billion at 31 December 2023 (31 December 2022: c.£5.1 billion)

●  Life and pensions sales (PVNBP) decreased by 8 per cent with interest rate changes resulting in higher discounting applied in the current year, partially offset by strong performance in the Annuities business

●  Strong capital position supported a final dividend of £250 million paid to Lloyds Banking Group with an estimated Insurance Solvency II ratio of 186 per cent (176 per cent after proposed dividend)

●  Credit asset portfolio remains strong, rated 'A-' on average. Well diversified, with less than 1 per cent of assets backing annuities being sub-investment grade or unrated. Strong liquidity position with c.£3 billion cash and cash equivalents

1  Includes a range of funds with a bias towards investing in companies that are reducing the carbon intensity of their businesses or are developing climate solutions.

2  Nine months to 30 September 2023, as per latest Association of British Insurers data.

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Insurance, Pensions and Investments performance summaryA

	2023 £m	20221 £m	Change %

Underlying net interest income	(132)	(101)	(31)
Underlying other income	1,209	960	26
Net income	1,077	859	25
Operating costs	(880)	(879)
Remediation	(14)	(30)	53
Total costs	(894)	(909)	2
Underlying profit (loss) before impairment	183	(50)
Underlying impairment credit (charge)	7	(12)
Underlying profit (loss)	190	(62)

Life and pensions sales (PVNBP)A,2	17,449	18,991	(8)
New business value of insurance and participating investment contracts recognised in the yearA,3
of which: deferred to contractual service margin and risk adjustment	173	132	31
of which: losses recognised on initial recognition	(20)	(33)	39
	153	99	55
Assets under administration (net flows)4	£5.1bn	£8.4bn	(39)
General insurance underwritten new gross written premiumsA	124	55
General insurance underwritten total gross written premiumsA	579	486	19
General insurance combined ratio5	106%	113%	(7)pp

	At 31 Dec 2023£bn	At 31 Dec 2022 £bn	Change %

Insurance Solvency II ratio (pre-dividend)6	186%	163%	23pp
Total customer assets under administration	213.1	197.3	8

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

2  Present value of new business premiums.

3  New business value represents the value added to the contractual service margin and risk adjustment at the initial recognition of new contracts, net of acquisition expenses and any loss component on onerous contracts (which is recognised directly in the income statement) but does not include existing business increments.

4  The movement in asset inflows and outflows driven by business activity (excluding market movements).

5  General insurance combined ratio for 2023 includes £51 million (2022: £108 million) relating to severe weather event claims (storm, subsidence and freeze). Excluding these items and reserve releases the ratio was 97 per cent (2022: 94 per cent).

6  Equivalent estimated regulatory view of ratio (including With-Profits funds and post dividend where applicable) was 166 per cent (31 December 2022: 152 per cent, post February 2023 dividend).

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Movement in the contractual service margin (CSM) and risk adjustment

	2023			2022			Change
	CSM £m	Risk adjustment £m	Total1 £m	CSM £m	Risk adjustment £m	Total1 £m	Total £m

At 1 January	3,999	1,109	5,108	1,927	1,492	3,419	1,689
New business written in year
of which: workplace and retirement account	31	47	78	10	45	55	23
of which: individual and bulk annuities	82	26	108	43	43	86	22
of which: protection	(19)	6	(13)	(13)	4	(9)	(4)
	94	79	173	40	92	132	41
Release to income statement	(310)	(77)	(387)	(229)	(90)	(319)	(68)
Other2	412	(1)	411	2,261	(385)	1,876	(1,465)
At 31 December	4,195	1,110	5,305	3,999	1,109	5,108	197

1  Total deferred profit is represented by CSM and risk adjustment, both held on the balance sheet. CSM is released as insurance contract services are provided; risk adjustment is released as uncertainty within the calculation of the liabilities diminishes. Amounts are shown net of reinsurance.

2  For 2022, Other included £1,331 million relating to increases in the CSM arising on the contracts that were modified and recognised as new contracts during the period (2023: £nil). This is not included in new business value.

Volatility arising in the Insurance business

	2023 £m	20221 £m

Insurance volatility	198	(822)
Policyholder interests volatility	116	(205)
Total volatility	314	(1,027)
Insurance hedging arrangements	(422)	351
Total2	(108)	(676)

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

2    Total insurance volatility is included within market volatility and asset sales, which in total resulted in a gain of £35 million in 2023 (2022: loss of £1,978 million). See page 31.

The Group's Insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division's results on the basis of an expected return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility. Insurance volatility on business accounted for under the Variable Fee Approach (largely unit-linked pensions business) is deferred to the CSM, other than where the risk mitigation option is applied. Policyholder interests volatility is driven by the additional management charges made to some life product customers to cover the extra tax on their products. Underlying profit therefore includes the expected charge or credit for the year, with the variance to expectation included in volatility.

During 2023 the movement in the Insurance volatility line above was driven by increases to equity market levels which resulted in profit from application of the risk mitigation option. At total level this was more than offset by losses from hedging arrangements.

The Group manages its Insurance business exposures to equity, interest rate, foreign currency exchange rate, inflation and market movements within the Insurance, Pensions and Investments division. It does so by balancing the importance of managing the impacts to both capital and earnings volatility.

DIVISIONAL RESULTS (continued)

Equity Investments and Central Items

	2023 £m	20221 £m	Change %

Net income	515	462	11
Operating costs	(144)	(122)	(18)
Remediation	(19)	-
Total costs	(163)	(122)	(34)
Underlying profit before impairment	352	340	4
Underlying impairment credit	5	392	(99)
Underlying profit	357	732	(51)

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

Equity Investments and Central Items includes the Group's equity investments businesses, including Lloyds Development Capital (LDC), the Group's share of the Business Growth Fund (BGF) and the Housing Growth Partnership (HGP), as well as Citra Living. Also included are income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (which includes the recharging to other divisions of the Group's external AT1 distributions), in period gains from gilt sales and the unwind of associated hedging costs.

Net income for the year was higher compared to 2022, with stronger underlying net interest income partly offset by weaker underlying other income. Underlying net interest income benefited from the effect of rising rates on income earned from the placement of funds raised through the issuance of structured medium-term notes (offset within underlying other income by the increased funding costs of the notes) as well as higher internal recharges to other divisions as a result of increased AT1 distribution costs. Underlying other income was weaker, primarily due to higher funding costs and also subdued exit markets affecting the Group's equity investment businesses.

Total costs of £163 million in 2023 were higher than in 2022, in part due to the costs of business growth in equity investment businesses, including Citra Living.

Underlying impairment was a £5 million credit compared to a £392 million credit in 2022. The credit in 2022 relates to the release of the expected credit loss central adjustment of £400 million held at the end of 2021. This adjustment was not allocated to specific portfolios and was applied in respect of uncertainty in the economic outlook, relating to the risks of COVID-19.

SEGMENTAL ANALYSIS - UNDERLYING BASISA

2023	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	9,647	3,799	(132)	451	13,765
Underlying other income	2,159	1,691	1,209	64	5,123
Operating lease depreciation	(948)	(8)	-	-	(956)
Net income	10,858	5,482	1,077	515	17,932
Operating costs	(5,469)	(2,647)	(880)	(144)	(9,140)
Remediation	(515)	(127)	(14)	(19)	(675)
Total costs	(5,984)	(2,774)	(894)	(163)	(9,815)
Underlying profit before impairment	4,874	2,708	183	352	8,117
Underlying impairment (charge) credit	(831)	511	7	5	(308)
Underlying profit	4,043	3,219	190	357	7,809

Banking net interest marginA	2.73%	4.63%			3.11%
Average interest-earning banking assetsA	£365.6bn	£86.8bn	-	£0.9bn	£453.3bn
Asset quality ratioA	0.23%	(0.54)%			0.07%
Loans and advances to customers1	£361.2bn	£88.6bn	-	(£0.1bn)	£449.7bn
Customer deposits	£308.4bn	£162.8bn	-	£0.2bn	£471.4bn
Risk-weighted assets	£119.3bn	£74.2bn	£0.2bn	£25.4bn	£219.1bn

2022	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments2 £m	Equity Investments and Central Items2 £m	Group2 £m

Underlying net interest income	9,774	3,447	(101)	52	13,172
Underlying other income	1,731	1,565	960	410	4,666
Operating lease depreciation	(368)	(5)	-	-	(373)
Net income	11,137	5,007	859	462	17,465
Operating costs	(5,175)	(2,496)	(879)	(122)	(8,672)
Remediation	(92)	(133)	(30)	-	(255)
Total costs	(5,267)	(2,629)	(909)	(122)	(8,927)
Underlying profit (loss) before impairment	5,870	2,378	(50)	340	8,538
Underlying impairment (charge) credit	(1,373)	(517)	(12)	392	(1,510)
Underlying profit (loss)	4,497	1,861	(62)	732	7,028

Banking net interest marginA	2.76%	3.93%			2.94%
Average interest-earning banking assetsA	£362.0bn	£90.0bn	-	-	£452.0bn
Asset quality ratioA	0.38%	0.52%			0.32%
Loans and advances to customers1	£364.2bn	£93.7bn	-	(£3.0bn)	£454.9bn
Customer deposits	£310.8bn	£163.8bn	-	£0.7bn	£475.3bn
Risk-weighted assets	£111.7bn	£74.3bn	£0.1bn	£24.8bn	£210.9bn

1  Equity Investments and Central Items includes central fair value hedge accounting adjustments.

2  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with those presented on an underlying basis and also with other alternative performance measures. This is to enable a comprehensive understanding of the Group and facilitate comparison with peers. The Group Executive Committee, which is the 'chief operating decision maker' (as defined by IFRS 8 Operating Segments) for the Group, reviews the Group's results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors. This is because it allows for a comparable representation of the Group's performance by removing the impact of items such as volatility caused by market movements outside the control of management.

In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group's underlying performance:

●  Restructuring costs relating to merger, acquisition and integration activities

●  Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the Insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

●  Losses from insurance and participating investment contract modifications relating to the enhancement to the Group's longstanding and workplace pension business through the addition of a drawdown feature

The analysis of lending and expected credit loss (ECL) allowances is presented on both a statutory and an underlying basis and a reconciliation between the two is shown on page 42. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances.

ALTERNATIVE PERFORMANCE MEASURES (continued)

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. These metrics are not necessarily comparable to similarly titled measures presented by other companies and are not any more authoritative than measures presented in the financial statements, however management believes that they are useful in assessing the performance of the Group and in drawing comparisons between years. A description of these measures and their calculation, is given below. Alternative performance measures are used internally in the Group's Monthly Management Report.

Asset quality ratio
The underlying impairment charge or credit for the period in respect of loans and advances to customers, both drawn and undrawn, expressed as a percentage of average gross loans and advances to customers for the period. This measure is useful in assessing the credit quality of the loan book.

Banking net interest margin
Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross interest-earning banking assets for the period. This measure is useful in assessing the profitability of the banking business.

Cost:income ratio
Total costs as a percentage of net income calculated on an underlying basis. This measure is useful in assessing the profitability of the Group's operations before the effects of the underlying impairment credit or charge.

Gross written premiums	Gross written premiums is a measure of the volume of General Insurance business written during the period. This measure is useful for assessing the growth of the General Insurance business.

Life and pensions sales (present value of new business premiums)	Present value of regular premiums plus single premiums from new business written in the current period.

Loan to deposit ratio	Loans and advances to customers divided by customer deposits.

Operating costs
Operating expenses adjusted to remove the impact of remediation, restructuring costs, operating lease depreciation, the amortisation of purchased intangibles, the insurance gross up and other statutory items.

New business value
This represents the value added to the contractual service margin and risk adjustment at the initial recognition of new contracts, net of acquisition expenses (derived from the statutory balance sheet movements) and any loss component on onerous contracts (which is recognised directly in the income statement) but does not include existing business increments.

Pro forma CET1 ratio	CET1 ratio adjusted for the effects of the dividend paid up by the Insurance business in the subsequent quarter and the full impact of the announced ordinary share buyback programme.

Return on tangible equity	Profit attributable to ordinary shareholders, divided by average tangible net assets. This measure is useful in providing a consistent basis with which to measure the Group's performance.

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the number of ordinary shares in issue. This measure is useful in assessing shareholder value.

Underlying profit before impairment
Underlying profit adjusted to remove the underlying impairment credit or charge. This measure is useful in allowing for a comparable representation of the Group's performance before the effects of the forward-looking underlying impairment credit or charge.

Underlying profit
Statutory profit before tax adjusted for certain items as detailed above. This measure allows for a comparable representation of the Group's performance by removing the impact of certain items including volatility caused by market movements outside the control of management.

ALTERNATIVE PERFORMANCE MEASURES (continued)

Statutory basis		Removal of:		Underlying basisA
	£m	Volatility and other items1,2 £m	Insurance gross up3 £m	£m

2023
Net interest income	13,298	479	(12)	13,765	Underlying net interest income
Other income, net of net finance income (expense) in respect of insurance and investment contracts	5,331	(447)	239	5,123	Underlying other income
		(956)	-	(956)	Operating lease depreciation
Total income, after net finance income (expense) in respect of insurance and investment contracts	18,629	(924)	227	17,932	Net income
Operating expenses4	(10,823)	1,235	(227)	(9,815)	Total costs
Impairment charge	(303)	(5)	-	(308)	Underlying impairment charge
Profit before tax	7,503	306	-	7,809	Underlying profit

20225
Net interest income	12,922	226	24	13,172	Underlying net interest income
Other income, net of net finance income in respect of insurance and investment contracts	2,619	1,846	201	4,666	Underlying other income
		(373)	-	(373)	Operating lease depreciation
Total income, after net finance income in respect of insurance and investment contracts	15,541	1,699	225	17,465	Net income
Operating expenses4	(9,237)	535	(225)	(8,927)	Total costs
Impairment (charge) credit	(1,522)	12	-	(1,510)	Underlying impairment charge
Profit before tax	4,782	2,246	-	7,028	Underlying profit

1  In the year ended 31 December 2023 this comprised the effects of market volatility and asset sales (gain of £35 million); the amortisation of purchased intangibles (loss of £80 million); restructuring costs (loss of £154 million); and fair value unwind (loss of £107 million).

2  In the year ended 31 December 2022 this comprised the effects of market volatility and asset sales (loss of £1,978 million); the amortisation of purchased intangibles (loss of £70 million); restructuring costs (loss of £80 million); and fair value unwind (loss of £118 million). Market volatility and asset sales in 2022 included an exceptional charge under IFRS 17 from contract modifications in Insurance, Pensions and Investments, predominantly in the second half, following the addition of a drawdown feature to existing longstanding and workplace pensions as a significant customer enhancement.

3  The Group's insurance businesses' income statements include income and expense attributable to the policyholders of the Group's long-term assurance funds. These items have no impact in total upon profit attributable to equity shareholders and, to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

4  Statutory operating expenses includes operating lease depreciation. On an underlying basis operating lease depreciation is included in net income.

5  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

ALTERNATIVE PERFORMANCE MEASURES (continued)

	2023	2022

Asset quality ratioA
Underlying impairment charge (£m)	(308)	(1,510)
Remove non-customer underlying impairment (£m)	(13)	27
Underlying customer related impairment charge (£m)	(321)	(1,483)

Loans and advances to customers (£bn)	449.7	454.9
Add back:
Expected credit loss allowance (drawn) (£bn)	3.7	4.5
Acquisition related fair value adjustments (£bn)	0.3	0.4
Underlying gross loans and advances to customers (£bn)	453.7	459.8
Averaging (£bn)	3.1	(2.9)
Average underlying gross loans and advances to customers (£bn)	456.8	456.9

Asset quality ratioA	0.07%	0.32%

Banking net interest marginA
Underlying net interest income (£m)	13,765	13,172
Remove non-banking underlying net interest expense (£m)	311	111
Banking underlying net interest income (£m)	14,076	13,283

Underlying gross loans and advances to customers (£bn)	453.7	459.8
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(8.9)	(8.4)
Other (£bn)	4.2	5.0
Interest-earning banking assets (£bn)	449.0	456.4
Averaging (£bn)	4.3	(4.4)
Average interest-earning banking assetsA (£bn)	453.3	452.0

Banking net interest marginA	3.11%	2.94%

Cost:income ratioA
Operating costsA,1 (£m)	9,140	8,672
Remediation (£m)	675	255
Total costs1 (£m)	9,815	8,927
Net income1 (£m)	17,932	17,465

Cost:income ratioA,1	54.7%	51.1%

Operating costsA
Operating expenses1 (£m)	10,823	9,237
Adjustment for:
Remediation (£m)	(675)	(255)
Restructuring (£m)	(154)	(80)
Operating lease depreciation (£m)	(956)	(373)
Amortisation of purchased intangibles (£m)	(80)	(70)
Insurance gross up1 (£m)	227	225
Other statutory items (£m)	(45)	(12)
Operating costsA,1 (£m)	9,140	8,672

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

ALTERNATIVE PERFORMANCE MEASURES (continued)

	2023	20221

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	4,933	3,389

Average ordinary shareholders' equity (£bn)	38.9	41.3
Remove average goodwill and other intangible assets (£bn)	(7.7)	(6.7)
Average tangible equity (£bn)	31.2	34.6

Return on tangible equityA	15.8%	9.8%

Underlying profit before impairmentA
Statutory profit before tax (£m)	7,503	4,782
Remove impairment charge (£m)	303	1,522
Remove volatility and other items including restructuring (£m)	311	2,234
Underlying profit before impairmentA (£m)	8,117	8,538

Life and pensions sales (present value of new business premiums)A
Total net earned premiums (£m)	9,768	8,861
Investment sales (£m)	10,615	11,024
Effect of capitalisation factor (£m)	3,426	4,687
Effect of annualisation (£m)	455	358
Gross premiums from existing long-term business (£m)	(6,815)	(5,939)
Life and pensions sales (present value of new business premiums)A (£m)	17,449	18,991

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

	2023 £m	2022 £m

New business value of insurance and participating investment contracts recognised in the yearA
Contractual service margin	92	1,793
Risk adjustment for non-financial risk	86	646
Losses recognised on initial recognition	(71)	(75)
	107	2,364
Impacts of reinsurance contracts recognised in the year	29	15
Increments, single premiums and transfers received on workplace pension contracts initially recognised in the year	17	-
Amounts relating to contracts modified to add a drawdown feature and recognised as new contracts	-	(2,280)
New business value of insurance and participating investment contracts recognised in the yearA	153	99

ALTERNATIVE PERFORMANCE MEASURES (continued)

	At 31 Dec 2023	At 31 Dec 2022

Loan to deposit ratioA
Loans and advances to customers (£bn)	449.7	454.9
Customer deposits (£bn)	471.4	475.3

Loan to deposit ratioA	95%	96%

Pro forma CET1 ratioA
CET1 ratio	14.6%	15.1%
Insurance dividend and share buyback accrual1	(0.9)%	(1.0)%
Pro forma CET1 ratioA	13.7%	14.1%

Tangible net assets per shareA
Ordinary shareholders' equity2 (£m)	40,224	38,370
Goodwill and other intangible assets (£m)	(8,306)	(7,615)
Deferred tax effects and other adjustments2 (£m)	352	393
Tangible net assets2 (£m)	32,270	31,148

Ordinary shares in issue, excluding own shares	63,508m	66,944m

Tangible net assets per shareA,2	50.8p	46.5p

1  Dividend paid up by the Insurance business in the subsequent quarter period and the impact of the announced ordinary share buyback programmes.

2  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 81.

RISK MANAGEMENT

CAPITAL RISK

CET1 target capital ratio

The Board's revised view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties is 13.0 per cent which includes a management buffer of around 1 per cent. This takes into account, amongst other considerations:

●  The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets

●  The Group's Pillar 2A CET1 capital requirement, set by the PRA, which is the equivalent of around 1.5 per cent of risk-weighted assets

●  The Group's countercyclical capital buffer (CCyB) requirement which is currently 1.8 per cent of risk-weighted assets, following the increase in the UK CCyB rate to 2 per cent in July 2023

●  The capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets

●  The Ring-Fenced Bank (RFB) sub-group's other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level

●  The Group's PRA Buffer, set after taking account of the results of any PRA stress tests and other information, as well as outputs from the Group's own internal stress tests. The PRA requires this buffer to remain confidential

●  The likely performance of the Group in various potential stress scenarios and ensuring capital remains resilient in these

●  The economic outlook for the UK and business outlook for the Group

●  The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year to year earnings movements

Minimum requirement for own funds and eligible liabilities (MREL)

The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England's MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.

Applying the MREL SoP to current minimum capital requirements at 31 December 2023, the Group's MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 21.3 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure. In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.

Leverage minimum requirements

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

●  A minimum tier 1 leverage ratio requirement of 3.25 per cent of the total leverage exposure measure

●  A countercyclical leverage buffer (CCLB) which is currently 0.6 per cent of the total leverage exposure measure, following the increase in the UK CCyB rate to 2 per cent in July 2023

●  An additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.

Stress testing

The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme the Group participated in the delayed 2022 Annual Cyclical Scenario stress test run by the Bank of England, which was submitted to the regulator in January 2023. This assesses the Group's resilience to a severe economic shock where the House Price Index (HPI) falls by 31 per cent, Commercial Real Estate (CRE) falls by 45 per cent, unemployment peaks at 8.5 per cent and the Base Rate peaks at 6 per cent. The results of this exercise were published by the Bank of England on 12 July 2023. The Bank of England calculated the Group's transitional CET1 ratio, after the application of management actions, as 11.6 per cent and its Tier 1 leverage ratio as 4.5 per cent, significantly exceeding the hurdle rates of 6.6 per cent and 3.5 per cent, respectively. The Group also continues to internally assess vulnerabilities to adverse economic conditions.

CAPITAL RISK (continued)

Capital and MREL resources

An analysis of the Group's capital position and MREL resources as at 31 December 2023 is presented in the following table. This reflects the application of the transitional arrangements for IFRS 9.

	At 31 Dec 2023 £m	At 31 Dec 2022 £m

Common equity tier 1
Shareholders' equity per balance sheet1	40,224	38,370
Adjustment to retained earnings for foreseeable dividends	(1,169)	(1,062)
Deconsolidation adjustments1	6,954	6,668
Cash flow hedging reserve	3,766	5,476
Other adjustments	(54)	(80)
	49,721	49,372
less: deductions from common equity tier 1
Goodwill and other intangible assets	(5,731)	(4,982)
Prudent valuation adjustment	(417)	(434)
Removal of defined benefit pension surplus	(2,653)	(2,803)
Significant investments1	(4,975)	(4,843)
Deferred tax assets	(4,048)	(4,445)
Common equity tier 1 capital	31,897	31,865
Additional tier 1
Other equity instruments	6,915	5,271
Preference shares and preferred securities2	466	470
Regulatory adjustments	(466)	(470)
	6,915	5,271
less: deductions from tier 1
Significant investments1	(1,100)	(1,100)
Total tier 1 capital	37,712	36,036
Tier 2
Other subordinated liabilities2	9,787	10,260
Deconsolidation of instruments issued by insurance entities1	(582)	(1,430)
Regulatory adjustments	(2,514)	(2,323)
	6,691	6,507
less: deductions from tier 2
Significant investments1	(964)	(963)
Total capital resources	43,439	41,580

Ineligible AT1 and tier 2 instruments3	(139)	(181)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	1,113	1,346
Other eligible liabilities issued by Lloyds Banking Group plc4	25,492	24,085
Total MREL resources	69,905	66,830

Risk-weighted assets	219,130	210,859

Common equity tier 1 capital ratio	14.6%	15.1%
Tier 1 capital ratio	17.2%	17.1%
Total capital ratio	19.8%	19.7%
MREL ratio	31.9%	31.7%

1  2022 comparatives have been restated to reflect the impact of IFRS 17. The CET1 deconsolidation adjustments applied to shareholders' equity increased by £3.6 billion to reflect the full offset of the impact of IFRS 17 on the Group's opening shareholders' equity position per the Group's consolidated balance sheet. For regulatory capital purposes, the Group's Insurance business is deconsolidated and replaced by the amount of the Group's investment in the business. A part of this amount is deducted from capital (via 'significant investments' in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2  Preference shares, preferred securities and other subordinated liabilities are reported as subordinated liabilities in the balance sheet.

3  Instruments with less than or equal to one year to maturity or instruments not issued out of the holding company.

4  Includes senior unsecured debt.

CAPITAL RISK (continued)

Movements in CET1 capital resources

The key movements are set out in the table below.

Common equity tier 1 £m

At 31 December 2022	31,865
Banking business profits1	5,417
Movement in foreseeable dividend accrual2	(109)
Dividends paid out on ordinary shares during the year	(1,651)
Share buyback reflected through retained profits	(1,993)
Dividends received from the Insurance business3	100
IFRS 9 transitional adjustment to retained earnings	(268)
Pension deficit contributions	(768)
Deferred tax asset	397
Goodwill and other intangible assets	(749)
Significant investments	(132)
Movement in treasury shares and employee share schemes	330
Distributions on other equity instruments	(527)
Other movements	(15)
At 31 December 2023	31,897

1  Under the regulatory capital framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.

2  Reflects the reversal of the brought forward accrual for the final 2022 ordinary dividend, net of the accrual for the final 2023 ordinary dividend.

3  Received in February 2023.

The Group's CET1 capital ratio reduced from 15.1 per cent at 31 December 2022 to 14.6 per cent at 31 December 2023, reflecting the increase in risk-weighted assets.

CET1 capital resources increased marginally by £32 million, with banking business profits for the year, the receipt of the dividend paid up by the Insurance business in February 2023 and other increases through reserves predominantly offset by:

●  Pension deficit contributions (fixed and variable) paid during the year into the Group's three main defined benefit pension schemes

●  An increase in goodwill and other intangible assets, which included the acquisition of Tusker in February 2023

●  The interim ordinary dividend paid in September 2023, the accrual for the final 2023 ordinary dividend of 1.84 pence per share and distributions on other equity instruments

●  The ordinary share buyback programme that was announced as part of the Group's 2022 year end results and completed in August 2023

The full capital impact of the ordinary share buyback programme and the Insurance dividend received in February 2023 were reflected through the Group's pro forma CET1 ratio of 14.1 per cent at 31 December 2022.

The Group's pro forma CET1 ratio of 13.7 per cent at 31 December 2023 reflects the full capital impact of the ordinary share buyback programme announced as part of the Group's 2023 year end results and the Insurance dividend received in February 2024.

Movements in total capital and MREL

The Group's total capital ratio increased to 19.8 per cent at 31 December 2023 (31 December 2022: 19.7 per cent) primarily reflecting AT1 and Tier 2 issuance. This was largely offset by the increase in risk-weighted assets and other movements in Tier 2 capital instruments, which included the impact of a call and regulatory amortisation.

The MREL ratio increased to 31.9 per cent at 31 December 2023 (31 December 2022: 31.7 per cent) reflecting the increase in both total capital resources and other eligible liabilities, largely offset by the increase in risk-weighted assets. The increase in other eligible liabilities was primarily driven by new issuances, partially offset by a call and the exclusion of instruments maturing in 2024.

CAPITAL RISK (continued)

Risk-weighted assets

	At 31 Dec 2023 £m	At 31 Dec 2022 £m

Foundation Internal Ratings Based (IRB) Approach	44,504	46,500
Retail IRB Approach	85,459	81,091
Other IRB Approach1	20,941	19,764
IRB Approach	150,904	147,355
Standardised (STA) Approach1	22,074	23,119
Credit risk	172,978	170,474
Securitisation	8,958	6,397
Counterparty credit risk	5,847	5,911
Credit valuation adjustment risk	689	621
Operational risk	26,416	24,241
Market risk	4,242	3,215
Risk-weighted assets	219,130	210,859
Of which threshold risk-weighted assets2	11,028	11,883

1  Threshold risk-weighted assets are included within Other IRB Approach and Standardised (STA) Approach.

2  Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group's Insurance business.

Risk-weighted assets have increased by £8 billion during the year to £219 billion at 31 December 2023 (31 December 2022: £211 billion). This includes the impact of Retail secured CRD IV model updates of £5 billion. Excluding this, lending, operational and market risk increases, a modest uplift from credit and model calibrations and other movements were partly offset by optimisation, including capital efficient securitisation activity within the balance sheet.

In relation to the Retail secured CRD IV models, it is estimated that a further £5 billion increase will be required over 2024 to 2026, noting that this will be subject to final model outcomes.

CAPITAL RISK (continued)

Leverage ratio

The table below summarises the component parts of the Group's leverage ratio.

	At 31 Dec 2023 £m	At 31 Dec 2022 £m

Total tier 1 capital	37,712	36,036

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	22,356	24,753
Securities financing transactions	56,184	56,646
Loans and advances and other assets1	802,913	791,995
Total assets	881,453	873,394

Qualifying central bank claims	(77,625)	(91,125)

Deconsolidation adjustments2
Derivative financial instruments	585	712
Loans and advances and other assets1	(178,552)	(164,096)
Total deconsolidation adjustments	(177,967)	(163,384)

Derivatives adjustments	(4,896)	(7,414)
Securities financing transactions adjustments	2,262	2,645
Off-balance sheet items	40,942	42,463
Amounts already deducted from tier 1 capital	(12,523)	(12,033)
Other regulatory adjustments3	(4,012)	(5,731)
Total exposure measure	647,634	638,815

UK leverage ratio	5.8%	5.6%

Leverage exposure measure (including central bank claims)	725,259	729,940
Leverage ratio (including central bank claims)	5.2%	4.9%

Total MREL resources	69,905	66,830
MREL leverage ratio	10.8%	10.5%

1  2022 comparatives have been restated to reflect the impact of IFRS 17.

2  Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group's regulatory capital consolidation, primarily the Group's Insurance business.

3  Includes adjustments to exclude lending under the UK Government's Bounce Back Loan Scheme (BBLS).

Analysis of leverage movements

The Group's UK leverage ratio increased to 5.8 per cent (31 December 2022: 5.6 per cent) reflecting the increase in the total tier 1 capital position. This was partially offset by the increase in the leverage exposure measure following increases in financial and other assets (excluding central bank claims), net of reductions in off-balance sheet items and the measure for securities financing transactions.

CREDIT RISK

Overview

The Group's portfolios are well-positioned for the current macroeconomic environment. The Group retains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria and robust LTVs in the secured portfolios.

Observed credit performance remains resilient, despite the continued economic uncertainty with only modest evidence of deterioration to date. In UK mortgages, new to arrears were relatively stable throughout 2023, having increased slightly at the start of the year, largely driven by legacy vintages (mortgages originated in the period 2006 to 2008). Flows to default increased during the year for the same reason with trends stabilising in the second half. Unsecured portfolios continue to exhibit stable new to arrears and flow to default trends, broadly at or below pre-pandemic levels. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group's positions.

The underlying impairment charge in 2023 was £308 million, down from a charge of £1,510 million in 2022. This is as a result of a significant write-back following the full repayment of debt from a single name client in the fourth quarter and improvements in the Group's macroeconomic outlook, the latter resulting in a release of £257 million (2022: a charge of £595 million). The Group's underlying ECL allowance on loans and advances to customers decreased in the year to £4,292 million (31 December 2022: £5,222 million).

Group Stage 2 loans and advances to customers reduced to £56,545 million (31 December 2022: £65,728 million) and as a percentage of total lending to 12.5 per cent (31 December 2022: 14.3 per cent). This is due to improvements in the macroeconomic outlook transferring assets to Stage 1, along with impacts from securitisations of legacy Retail mortgages in the first quarter and Retail unsecured loans in the fourth quarter. Of the total Group Stage 2 loans and advances to customers, 91.3 per cent are up to date (31 December 2022: 92.7 per cent). Stage 2 coverage reduced slightly to 3.0 per cent (31 December 2022: 3.2 per cent).

Stage 3 loans and advances to customers reduced to £10,110 million (31 December 2022: £10,753 million), and as a percentage of total lending decreased slightly to 2.2 per cent (31 December 2022: 2.3 per cent). This reduction is largely following the full repayment of debt from a single name client in Commercial Banking and securitisation activity, partially offset by flow to default increases in the UK mortgages portfolio. Stage 3 coverage decreased by 6.8 percentage points to 15.8 per cent (31 December 2022: 22.6 per cent).

Prudent risk appetite and risk management

●  The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite whilst, in line with the Group's strategy, supporting clients to grow, as well as working closely with customers to help them through cost of living pressures and the impacts of higher interest rates and any deterioration in broader economic conditions

●  Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes

●  The Group's effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress

●  The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, embracing the standards outlined in the Mortgage Charter and including where customers are leveraging Pay As You Grow options under the UK Government Coronavirus scheme

CREDIT RISK (continued)

Statutory impairment charge (credit) by division

Loans and advances to customers £m		Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Other £m	Undrawn balances £m	2023£m	2022 £m

Retail	822	-	-	-	-	9	831	1,373
Commercial Banking	(501)	(5)	1	3	-	(9)	(511)	517
Insurance, Pensions and Investments	-	(2)	-	-	(10)	-	(12)	24
Equity Investments and Central Items	-	-	-	(5)	-	-	(5)	(392)
Total impairment charge (credit)	321	(7)	1	(2)	(10)	-	303	1,522

Underlying impairment charge (credit)A by division

Loans and advances to customers £m		Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Other £m	Undrawn balances £m	2023£m	2022 £m

Retail	822	-	-	-	-	9	831	1,373
Commercial Banking	(501)	(5)	1	3	-	(9)	(511)	517
Insurance, Pensions and Investments	-	(2)	-	-	(5)	-	(7)	12
Equity Investments and Central Items	-	-	-	(5)	-	-	(5)	(392)
Total underlying impairment charge (credit)	321	(7)	1	(2)	(5)	-	308	1,510

Asset quality ratioA							0.07%	0.32%

CREDIT RISK (continued)

Credit risk balance sheet basis of presentation

The balance sheet analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group's accounts and the underlying basis which is used for internal management purposes. A reconciliation between the two bases has been provided.

In the following statutory basis tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or as loans are written off.

The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances because it provides a better indication of the credit performance of the POCI assets purchased as part of the HBOS acquisition. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly.

Total expected credit loss allowance

	Statutory basis		Underlying basisA
	At 31 Dec 2023£m	At 31 Dec2022£m	At 31 Dec 2023£m	At 31 Dec2022£m

Customer related balances
Drawn	3,717	4,518	3,970	4,899
Undrawn	322	323	322	323
	4,039	4,841	4,292	5,222
Loans and advances to banks	8	15	8	15
Debt securities	11	9	11	9
Other assets	26	38	26	38
Total expected credit loss allowance	4,084	4,903	4,337	5,284

Reconciliation between statutory and underlying bases of gross loans and advances to customers and expected credit loss allowance on drawn balances

	Gross loans and advances to customers					Expected credit loss allowance on drawn balances
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 31 December 2023
Underlying basisA	387,060	56,545	10,110	-	453,715	901	1,532	1,537	-	3,970
POCI assets	(1,766)	(3,378)	(2,963)	8,107	-	(1)	(65)	(400)	466	-
Acquisition fairvalue adjustment	-	-	-	(253)	(253)	-	-	-	(253)	(253)
	(1,766)	(3,378)	(2,963)	7,854	(253)	(1)	(65)	(400)	213	(253)
Statutory basis	385,294	53,167	7,147	7,854	453,462	900	1,467	1,137	213	3,717

At 31 December 2022
Underlying basisA	383,317	65,728	10,753	-	459,798	700	1,936	2,263	-	4,899
POCI assets	(2,326)	(4,564)	(3,113)	10,003	-	-	(128)	(506)	634	-
Acquisition fairvalue adjustment	-	-	-	(381)	(381)	-	-	-	(381)	(381)
	(2,326)	(4,564)	(3,113)	9,622	(381)	-	(128)	(506)	253	(381)
Statutory basis	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518

CREDIT RISK (continued)

Movements in total expected credit loss (ECL) allowance - statutory basis

	Opening ECL at 31 Dec 2022 £m	Write-offs and other1 £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2023 £m

UK mortgages2	1,209	(43)	(51)	(94)	1,115
Credit cards	763	(410)	457	47	810
Loans and overdrafts3	678	(414)	251	(163)	515
UK Motor Finance	252	(79)	169	90	342
Other	86	(3)	5	2	88
Retail	2,988	(949)	831	(118)	2,870
Small and Medium Businesses	549	(125)	114	(11)	538
Corporate and Institutional Banking	1,320	(51)	(625)	(676)	644
Commercial Banking	1,869	(176)	(511)	(687)	1,182
Insurance, Pensions and Investments	40	(2)	(12)	(14)	26
Equity Investments and Central Items	6	5	(5)	-	6
Total4	4,903	(1,122)	303	(819)	4,084

1  Contains adjustments in respect of purchased or originated credit-impaired financial assets.

2    Includes £60 million within write-offs and other relating to the £2.5 billion UK mortgages securitisation in the first quarter of 2023.

3    Includes £112 million within write-offs and other relating to the £2.7 billion unsecured loans securitisation in the fourth quarter of 2023.

4  Total ECL includes £45 million relating to other non customer-related assets (31 December 2022: £62 million).

Movements in total expected credit loss (ECL) allowance - underlying basisA

	Opening ECL at 31 Dec 2022 £m	Write-offs and other £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2023 £m

UK mortgages1	1,590	(171)	(51)	(222)	1,368
Credit cards	763	(410)	457	47	810
Loans and overdrafts2	678	(414)	251	(163)	515
UK Motor Finance	252	(79)	169	90	342
Other	86	(3)	5	2	88
Retail	3,369	(1,077)	831	(246)	3,123
Small and Medium Businesses	549	(125)	114	(11)	538
Corporate and Institutional Banking	1,320	(51)	(625)	(676)	644
Commercial Banking	1,869	(176)	(511)	(687)	1,182
Insurance, Pensions and Investments	40	(7)	(7)	(14)	26
Equity Investments and Central Items	6	5	(5)	-	6
Total3	5,284	(1,255)	308	(947)	4,337

1    Includes £126 million within write-offs and other relating to the £2.5 billion UK mortgages securitisation in the first quarter of 2023.

2  Includes £112 million within write-offs and other relating to the £2.7 billion unsecured loans securitisation in the fourth quarter of 2023.

3  Total ECL includes £45 million relating to other non customer-related assets (31 December 2022: £62 million).

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - statutory basis

At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	256,596	38,533	4,337	7,854	307,320	12.5	1.4
Credit cards	12,625	2,908	284	-	15,817	18.4	1.8
Loans and overdrafts	7,103	1,187	196	-	8,486	14.0	2.3
UK Motor Finance	13,541	2,027	112	-	15,680	12.9	0.7
Other	15,898	525	144	-	16,567	3.2	0.9
Retail	305,763	45,180	5,073	7,854	363,870	12.4	1.4
Small and Medium Businesses	27,525	4,458	1,530	-	33,513	13.3	4.6
Corporate and Institutional Banking	52,049	3,529	538	-	56,116	6.3	1.0
Commercial Banking	79,574	7,987	2,068	-	89,629	8.9	2.3
Equity Investments and Central Items1	(43)	-	6	-	(37)
Total gross lending	385,294	53,167	7,147	7,854	453,462	11.7	1.6
ECL allowance on drawn balances	(900)	(1,467)	(1,137)	(213)	(3,717)
Net balance sheet carrying value	384,394	51,700	6,010	7,641	449,745

Customer related ECL allowance (drawn and undrawn)
UK mortgages	169	376	357	213	1,115
Credit cards	234	446	130	-	810
Loans and overdrafts	153	244	118	-	515
UK Motor Finance2	188	91	63	-	342
Other	20	21	47	-	88
Retail	764	1,178	715	213	2,870
Small and Medium Businesses	140	231	167	-	538
Corporate and Institutional Banking	156	218	253	-	627
Commercial Banking	296	449	420	-	1,165
Equity Investments and Central Items	-	-	4	-	4
Total	1,060	1,627	1,139	213	4,039

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers3
UK mortgages	0.1	1.0	8.2	2.7	0.4
Credit cards	1.9	15.3	45.8	-	5.1
Loans and overdrafts	2.2	20.6	60.2	-	6.1
UK Motor Finance	1.4	4.5	56.3	-	2.2
Other	0.1	4.0	32.6	-	0.5
Retail	0.2	2.6	14.1	2.7	0.8
Small and Medium Businesses	0.5	5.2	10.9	-	1.6
Corporate and Institutional Banking	0.3	6.2	47.0	-	1.1
Commercial Banking	0.4	5.6	20.3	-	1.3
Equity Investments and Central Items		-	66.7	-
Total	0.3	3.1	15.9	2.7	0.9

1  Contains centralised fair value hedge accounting adjustments.

2  UK Motor Finance for Stages 1 and 2 include £187 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.

3  Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers including loans in recoveries.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - statutory basis (continued)

At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	-	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	-	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	-	14,573	15.4	1.1
Other	13,990	643	157	-	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses	30,781	5,654	1,760	-	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	-	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	-	95,373	12.1	3.5
Equity Investments and Central Items1	(2,972)	-	6	-	(2,966)
Total gross lending	380,991	61,164	7,640	9,622	459,417	13.3	1.7
ECL allowance on drawn balances	(700)	(1,808)	(1,757)	(253)	(4,518)
Net balance sheet carrying value	380,291	59,356	5,883	9,369	454,899

Customer related ECL allowance (drawn and undrawn)
UK mortgages	92	553	311	253	1,209
Credit cards	173	477	113	-	763
Loans and overdrafts	185	367	126	-	678
UK Motor Finance2	95	76	81	-	252
Other	16	18	52	-	86
Retail	561	1,491	683	253	2,988
Small and Medium Businesses	129	271	149	-	549
Corporate and Institutional Banking	144	231	925	-	1,300
Commercial Banking	273	502	1,074	-	1,849
Equity Investments and Central Items	-	-	4	-	4
Total	834	1,993	1,761	253	4,841

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers3
UK mortgages	-	1.3	9.1	2.6	0.4
Credit cards	1.5	14.5	39.1	-	5.1
Loans and overdrafts	2.2	21.4	51.0	-	6.6
UK Motor Finance	0.8	3.4	52.6	-	1.7
Other	0.1	2.8	33.1	-	0.6
Retail	0.2	3.0	16.0	2.6	0.8
Small and Medium Businesses	0.4	4.8	8.5	-	1.4
Corporate and Institutional Banking	0.3	4.0	57.4	-	2.3
Commercial Banking	0.3	4.4	31.9	-	1.9
Equity Investments and Central Items		-	66.7	-
Total	0.2	3.3	23.0	2.6	1.1

1  Contains centralised fair value hedge accounting adjustments.

2  UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.

3  Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers including loans in recoveries.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance (underlying basis)A

At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	258,362	41,911	7,300	307,573	13.6	2.4
Credit cards	12,625	2,908	284	15,817	18.4	1.8
Loans and overdrafts	7,103	1,187	196	8,486	14.0	2.3
UK Motor Finance	13,541	2,027	112	15,680	12.9	0.7
Other	15,898	525	144	16,567	3.2	0.9
Retail1	307,529	48,558	8,036	364,123	13.3	2.2
Small and Medium Businesses	27,525	4,458	1,530	33,513	13.3	4.6
Corporate and Institutional Banking	52,049	3,529	538	56,116	6.3	1.0
Commercial Banking	79,574	7,987	2,068	89,629	8.9	2.3
Equity Investments and Central Items2	(43)	-	6	(37)
Total gross lending	387,060	56,545	10,110	453,715	12.5	2.2
ECL allowance on drawn balances	(901)	(1,532)	(1,537)	(3,970)
Net balance sheet carrying value	386,159	55,013	8,573	449,745

Customer related ECL allowance (drawn and undrawn)
UK mortgages	170	441	757	1,368
Credit cards	234	446	130	810
Loans and overdrafts	153	244	118	515
UK Motor Finance3	188	91	63	342
Other	20	21	47	88
Retail1	765	1,243	1,115	3,123
Small and Medium Businesses	140	231	167	538
Corporate and Institutional Banking	156	218	253	627
Commercial Banking	296	449	420	1,165
Equity Investments and Central Items	-	-	4	4
Total	1,061	1,692	1,539	4,292

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	0.1	1.1	10.4	0.4
Credit cards	1.9	15.3	49.4	5.1
Loans and overdrafts	2.2	20.6	65.6	6.1
UK Motor Finance	1.4	4.5	56.3	2.2
Other	0.1	4.0	32.6	0.5
Retail1	0.2	2.6	13.9	0.9
Small and Medium Businesses	0.5	5.2	13.9	1.6
Corporate and Institutional Banking	0.3	6.2	47.0	1.1
Commercial Banking	0.4	5.6	24.1	1.3
Equity Investments and Central Items		-	66.7
Total	0.3	3.0	15.8	0.9

1    Retail balances exclude the impact of the HBOS acquisition-related adjustments.

2    Contains centralised fair value hedge accounting adjustments.

3    UK Motor Finance for Stages 1 and 2 include £187 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.

4    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £21 million, Loans and overdrafts of £16 million and Small and Medium Businesses of £327 million.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance (underlying basis)A (continued)

At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	259,843	46,347	6,529	312,719	14.8	2.1
Credit cards	11,416	3,287	289	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	14,573	15.4	1.1
Other	13,990	643	157	14,790	4.3	1.1
Retail1	305,780	54,235	7,376	367,391	14.8	2.0
Small and Medium Businesses	30,781	5,654	1,760	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	95,373	12.1	3.5
Equity Investments and Central Items2	(2,972)	-	6	(2,966)
Total gross lending	383,317	65,728	10,753	459,798	14.3	2.3
ECL allowance on drawn balances	(700)	(1,936)	(2,263)	(4,899)
Net balance sheet carrying value	382,617	63,792	8,490	454,899

Customer related ECL allowance (drawn and undrawn)
UK mortgages	92	681	817	1,590
Credit cards	173	477	113	763
Loans and overdrafts	185	367	126	678
UK Motor Finance3	95	76	81	252
Other	16	18	52	86
Retail1	561	1,619	1,189	3,369
Small and Medium Businesses	129	271	149	549
Corporate and Institutional Banking	144	231	925	1,300
Commercial Banking	273	502	1,074	1,849
Equity Investments and Central Items	-	-	4	4
Total	834	2,121	2,267	5,222

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	-	1.5	12.5	0.5
Credit cards	1.5	14.5	50.9	5.1
Loans and overdrafts	2.2	21.4	64.6	6.6
UK Motor Finance	0.8	3.4	52.6	1.7
Other	0.1	2.8	33.1	0.6
Retail1	0.2	3.0	16.4	0.9
Small and Medium Businesses	0.4	4.8	12.9	1.5
Corporate and Institutional Banking	0.3	4.0	57.5	2.3
Commercial Banking	0.3	4.4	38.9	2.0
Equity Investments and Central Items		-	66.7
Total	0.2	3.2	22.6	1.1

1    Retail balances exclude the impact of the HBOS acquisition-related adjustments.

2    Contains centralised fair value hedge accounting adjustments.

3    UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.

4    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £52 million, Small and Medium Businesses of £607 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)

Stage 2 loans and advances to customers and expected credit loss allowance - statutory basis

	Up to date				1 to 30 days past due2		Over 30 days past due		Total
	PD movements		Other1
At 31 December 2023	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m

UK mortgages	26,665	146	9,024	133	1,771	52	1,073	45	38,533	376
Credit cards	2,612	345	145	49	115	34	36	18	2,908	446
Loans and overdrafts	756	148	279	46	112	34	40	16	1,187	244
UK Motor Finance	735	30	1,120	30	138	21	34	10	2,027	91
Other	125	5	295	7	52	5	53	4	525	21
Retail	30,893	674	10,863	265	2,188	146	1,236	93	45,180	1,178
Small and Medium Businesses	3,455	202	590	17	253	8	160	4	4,458	231
Corporate and Institutional Banking	3,356	214	14	-	28	3	131	1	3,529	218
Commercial Banking	6,811	416	604	17	281	11	291	5	7,987	449
Total	37,704	1,090	11,467	282	2,469	157	1,527	98	53,167	1,627

At 31 December 2022
UK mortgages	29,718	263	9,613	160	1,633	67	819	63	41,783	553
Credit cards	3,023	386	136	46	98	30	30	15	3,287	477
Loans and overdrafts	1,311	249	234	53	125	45	43	20	1,713	367
UK Motor Finance	1,047	28	1,045	23	122	18	31	7	2,245	76
Other	160	5	384	7	54	4	45	2	643	18
Retail	35,259	931	11,412	289	2,032	164	968	107	49,671	1,491
Small and Medium Businesses	4,081	223	1,060	27	339	13	174	8	5,654	271
Corporate and Institutional Banking	5,728	229	27	-	30	1	54	1	5,839	231
Commercial Banking	9,809	452	1,087	27	369	14	228	9	11,493	502
Total	45,068	1,383	12,499	316	2,401	178	1,196	116	61,164	1,993

1    Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

2  Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a Stage 2 trigger.

3  Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

CREDIT RISK (continued)

Stage 2 loans and advances to customers and expected credit loss allowance - underlying basisA

	Up to date				1 to 30 days past due2		Over 30 days past due		Total
	PD movements		Other1
At 31 December 2023	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m	Gross lending £m	ECL3 £m

UK mortgages	28,126	157	9,990	156	2,297	64	1,498	64	41,911	441
Credit cards	2,612	345	145	49	115	34	36	18	2,908	446
Loans and overdrafts	756	148	279	46	112	34	40	16	1,187	244
UK Motor Finance	735	30	1,120	30	138	21	34	10	2,027	91
Other	125	5	295	7	52	5	53	4	525	21
Retail	32,354	685	11,829	288	2,714	158	1,661	112	48,558	1,243
Small and Medium Businesses	3,455	202	590	17	253	8	160	4	4,458	231
Corporate and Institutional Banking	3,356	214	14	-	28	3	131	1	3,529	218
Commercial Banking	6,811	416	604	17	281	11	291	5	7,987	449
Total	39,165	1,101	12,433	305	2,995	169	1,952	117	56,545	1,692

At 31 December 2022
UK mortgages	31,908	301	10,800	198	2,379	93	1,260	89	46,347	681
Credit cards	3,023	386	136	46	98	30	30	15	3,287	477
Loans and overdrafts	1,311	249	234	53	125	45	43	20	1,713	367
UK Motor Finance	1,047	28	1,045	23	122	18	31	7	2,245	76
Other	160	5	384	7	54	4	45	2	643	18
Retail	37,449	969	12,599	327	2,778	190	1,409	133	54,235	1,619
Small and Medium Businesses	4,081	223	1,060	27	339	13	174	8	5,654	271
Corporate and Institutional Banking	5,728	229	27	-	30	1	54	1	5,839	231
Commercial Banking	9,809	452	1,087	27	369	14	228	9	11,493	502
Total	47,258	1,421	13,686	354	3,147	204	1,637	142	65,728	2,121

1    Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

2  Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a Stage 2 trigger.

3  Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

CREDIT RISK (continued)

ECL sensitivity to economic assumptions

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group's base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. Consistent with prior years, the base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 4 on page 62 onwards.

The table below shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £678 million compared to £692 million at 31 December 2022.

Statutory basis	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,115	395	670	1,155	4,485
Credit cards	810	600	771	918	1,235
Other Retail	945	850	920	981	1,200
Commercial Banking	1,182	793	1,013	1,383	2,250
Other	32	32	32	32	32
At 31 December 2023	4,084	2,670	3,406	4,469	9,202

UK mortgages	1,209	514	790	1,434	3,874
Credit cards	763	596	727	828	1,180
Other Retail	1,016	907	992	1,056	1,290
Commercial Banking	1,869	1,459	1,656	2,027	3,261
Other	46	46	46	47	47
At 31 December 2022	4,903	3,522	4,211	5,392	9,652

Underlying basisA	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,368	650	930	1,400	4,738
Credit cards	810	600	771	918	1,235
Other Retail	945	850	920	981	1,200
Commercial Banking	1,182	793	1,013	1,383	2,250
Other	32	32	32	32	32
At 31 December 2023	4,337	2,925	3,666	4,714	9,455

UK mortgages	1,590	895	1,172	1,815	4,254
Credit cards	763	596	727	828	1,180
Other Retail	1,016	907	992	1,056	1,290
Commercial Banking	1,869	1,459	1,656	2,027	3,261
Other	46	46	46	47	47
At 31 December 2022	5,284	3,903	4,593	5,773	10,032

FUNDING AND LIQUIDITY RISK

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 95 per cent as at 31 December 2023 (31 December 2022: 96 per cent). Total wholesale funding decreased to £98.7 billion as at 31 December 2023 (31 December 2022: £100.3 billion) driven by a small reduction in Money Market funding. The Group maintains its access to diverse sources and tenors of funding.

The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)1 of 142 per cent as at 31 December 2023 (31 December 2022: 144 per cent) calculated on a Group consolidated basis based on the PRA rulebook. The decrease in LCR is explained primarily by a reduction in customer deposits. All assets within the liquid asset portfolio are hedged for interest rate risk. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non-Ring-Fenced Bank entities.

LCR eligible assets1 have reduced to £136.0 billion, from £144.7 billion as at 31 December 2022, driven by a reduction in customer deposits. In addition to the Group's reported LCR eligible assets, the Group maintains borrowing capacity at central banks which averaged £74 billion in the 12 months to 31 December 2023. The net stable funding ratio remains strong at 130 per cent as at 31 December 2023 (31 December 2022: 130 per cent).

During 2023, the Group accessed wholesale funding across a range of currencies and markets with term issuance volumes totalling £16.1 billion, compared to full year guidance of around £15 billion of wholesale issuance needs. In 2024, the Group expects to have term wholesale issuance requirements of around £15 billion. The total outstanding amount of drawings from the TFSME has remained stable at £30.0 billion at 31 December 2023 (31 December 2022: £30.0 billion), with maturities in 2025, 2027 and beyond.

The Group's credit ratings continue to reflect the strength of its business model and balance sheet. The rating agencies continue to monitor the impact of economic conditions and elevated rates for the UK banking sector. The strength of the Group's management and franchise, along with its robust financial performance, capital and funding position, are reflected in the Group's strong ratings.

1  Based on a monthly rolling simple average over the previous 12 months.

INTEREST RATE SENSITIVITY

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 December 2023, the Group's sterling structural hedge had a notional balance of £247 billion (a reduction from £255 billion at 31 December 2022).

Illustrative cumulative impact of parallel shifts in interest rate curve1

The table below shows the banking book net interest income sensitivity to an instantaneous parallel shift in interest rates. Sensitivities reflect shifts in the interest rate curve. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined. The sensitivity is greater on downward parallel shifts due to pricing lags on deposit accounts.

The following assumptions have been applied:

●  Instantaneous parallel shift in interest rate curve, including UK Bank Rate

●  Balance sheet remains constant

●  Illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice

	Year 1£m	Year 2£m	Year 3£m

+50 basis points	c.250	c.425	c.625
+25 basis points	c.125	c.200	c.300
-25 basis points	(c.150)	(c.200)	(c.300)
-50 basis points	(c.300)	(c.425)	(c.600)

1  Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 31 December 2023 balance sheet position.

STATUTORY INFORMATION

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Note	2023 £m	20221 £m

Interest income		28,051	17,645
Interest expense		(14,753)	(4,723)
Net interest income		13,298	12,922
Fee and commission income		2,926	2,790
Fee and commission expense		(1,095)	(1,070)
Net fee and commission income		1,831	1,720
Net trading income (losses)		18,049	(19,987)
Insurance revenue		3,008	2,461
Insurance service expense		(2,414)	(3,863)
Net income from reinsurance contracts held		2	62
Insurance service result		596	(1,340)
Other operating income		1,631	1,339
Other income		22,107	(18,268)
Total income		35,405	(5,346)
Net finance (expense) income from insurance, participating investment and reinsurance contracts		(11,684)	15,893
Movement in third party interests in consolidated funds		(1,109)	1,035
Change in non-participating investment contracts		(3,983)	3,959
Total income, after net finance (expense) income in respect of insurance and investment contracts		18,629	15,541
Operating expenses		(10,823)	(9,237)
Impairment		(303)	(1,522)
Profit before tax		7,503	4,782
Tax expense	3	(1,985)	(859)
Profit for the year		5,518	3,923

Profit attributable to ordinary shareholders		4,933	3,389
Profit attributable to other equity holders		527	438
Profit attributable to equity holders		5,460	3,827
Profit attributable to non-controlling interests		58	96
Profit for the year		5,518	3,923

Basic earnings per share	6	7.6p	4.9p
Diluted earnings per share	6	7.5p	4.9p

1  Restated for presentational changes and for the adoption of IFRS 17; see notes 1, 9 and 10.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2023 £m	20221 £m

Profit for the year	5,518	3,923
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(1,633)	(3,012)
Tax	428	860
	(1,205)	(2,152)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	(54)	44
Tax	(3)	3
	(57)	47
Gains and losses attributable to own credit risk:
(Losses) gains before tax	(234)	519
Tax	66	(155)
	(168)	364
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(40)	(133)
Income statement transfers in respect of disposals	(122)	(92)
Income statement transfers in respect of impairment	(2)	6
Tax	47	62
	(117)	(157)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	545	(6,990)
Net income statement transfers	1,838	43
Tax	(673)	1,928
	1,710	(5,019)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(53)	116
Transfers to income statement (tax: £nil)	-	(31)
	(53)	85
Total other comprehensive income (loss) for the year, net of tax	110	(6,832)
Total comprehensive income (loss) for the year	5,628	(2,909)

Total comprehensive income (loss) attributable to ordinary shareholders	5,043	(3,443)
Total comprehensive income attributable to other equity holders	527	438
Total comprehensive income (loss) attributable to equity holders	5,570	(3,005)
Total comprehensive income attributable to non-controlling interests	58	96
Total comprehensive income (loss) for the year	5,628	(2,909)

1  Restated for the adoption of IFRS 17, see notes 1, 9 and 10.

CONSOLIDATED BALANCE SHEET

	At 31 Dec 2023 £m	At 31 Dec 20221 £m

Assets
Cash and balances at central banks	78,110	91,388
Financial assets at fair value through profit or loss	203,318	180,769
Derivative financial instruments	22,356	24,753
Loans and advances to banks	10,764	10,632
Loans and advances to customers	449,745	454,899
Reverse repurchase agreements	38,771	44,865
Debt securities	15,355	9,926
Financial assets at amortised cost	514,635	520,322
Financial assets at fair value through other comprehensive income	27,592	23,154
Goodwill and other intangible assets	8,306	7,615
Current tax recoverable	1,183	612
Deferred tax assets	5,185	6,422
Retirement benefit assets	3,624	3,823
Other assets	17,144	14,536
Total assets	881,453	873,394

Liabilities
Deposits from banks	6,153	7,266
Customer deposits	471,396	475,331
Repurchase agreements at amortised cost	37,703	48,596
Financial liabilities at fair value through profit or loss	24,914	17,755
Derivative financial instruments	20,149	24,042
Notes in circulation	1,392	1,280
Debt securities in issue at amortised cost	75,592	73,819
Liabilities arising from insurance and participating investment contracts	120,123	110,278
Liabilities arising from non-participating investment contracts	44,978	39,476
Other liabilities	19,026	18,764
Retirement benefit obligations	136	126
Current tax liabilities	39	8
Deferred tax liabilities	157	209
Provisions	2,077	1,803
Subordinated liabilities	10,253	10,730
Total liabilities	834,088	829,483

Equity
Share capital	6,358	6,729
Share premium account	18,568	18,504
Other reserves	8,508	6,587
Retained profits	6,790	6,550
Ordinary shareholders' equity	40,224	38,370
Other equity instruments	6,940	5,297
Total equity excluding non-controlling interests	47,164	43,667
Non-controlling interests	201	244
Total equity	47,365	43,911
Total equity and liabilities	881,453	873,394

1  Restated for presentational changes and for the adoption of IFRS 17; see notes 1, 9 and 10.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 31 December 2022 (as previously reported)	25,233	6,602	10,145	41,980	5,297	244	47,521
Adjustment on adoption of IFRS 17 (see notes 1, 9 and 10)	-	(15)	(3,595)	(3,610)	-	-	(3,610)
At 1 January 2023	25,233	6,587	6,550	38,370	5,297	244	43,911
Comprehensive income
Profit for the year	-	-	4,933	4,933	527	58	5,518
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	(1,205)	(1,205)	-	-	(1,205)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	(117)	-	(117)	-	-	(117)
Equity shares	-	(57)	-	(57)	-	-	(57)
Gains and losses attributable to own credit risk, net of tax	-	-	(168)	(168)	-	-	(168)
Movements in cash flow hedging reserve, net of tax	-	1,710	-	1,710	-	-	1,710
Movements in foreign currency translation reserve, net of tax	-	(53)	-	(53)	-	-	(53)
Total other comprehensive income (loss)	-	1,483	(1,373)	110	-	-	110
Total comprehensive income1	-	1,483	3,560	5,043	527	58	5,628
Transactions with owners
Dividends	-	-	(1,651)	(1,651)	-	(101)	(1,752)
Distributions on other equity instruments	-	-	-	-	(527)	-	(527)
Issue of ordinary shares	131	-	-	131	-	-	131
Share buyback	(438)	438	(1,993)	(1,993)	-	-	(1,993)
Issue of other equity instruments	-	-	(6)	(6)	1,778	-	1,772
Repurchases and redemptions of other equity instruments	-	-	-	-	(135)	-	(135)
Movement in treasury shares	-	-	103	103	-	-	103
Value of employee services:
Share option schemes	-	-	58	58	-	-	58
Other employee award schemes	-	-	169	169	-	-	169
Changes in non-controlling interests	-	-	-	-	-	-	-
Total transactions with owners	(307)	438	(3,320)	(3,189)	1,116	(101)	(2,174)
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	-	-	-	-	-	-
At 31 December 2023	24,926	8,508	6,790	40,224	6,940	201	47,365

1  Total comprehensive income attributable to owners of the parent was a surplus of £5,570 million.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 31 December 2021	25,581	11,189	10,241	47,011	5,906	235	53,152
Adjustment on adoption of IFRS 17 (see notes 1, 9 and 10)	-	(12)	(1,923)	(1,935)	-	-	(1,935)
At 1 January 2022	25,581	11,177	8,318	45,076	5,906	235	51,217
Comprehensive income
Profit for the year	-	-	3,389	3,389	438	96	3,923
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	(2,152)	(2,152)	-	-	(2,152)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	(157)	-	(157)	-	-	(157)
Equity shares	-	47	-	47	-	-	47
Gains and losses attributable to own credit risk, net of tax	-	-	364	364	-	-	364
Movements in cash flow hedging reserve, net of tax	-	(5,019)	-	(5,019)	-	-	(5,019)
Movements in foreign currency translation reserve, net of tax	-	85	-	85	-	-	85
Total other comprehensive (loss) income	-	(5,044)	(1,788)	(6,832)	-	-	(6,832)
Total comprehensive (loss) income1	-	(5,044)	1,601	(3,443)	438	96	(2,909)
Transactions with owners
Dividends	-	-	(1,475)	(1,475)	-	(92)	(1,567)
Distributions on other equity instruments	-	-	-	-	(438)	-	(438)
Issue of ordinary shares	105	-	-	105	-	-	105
Share buyback	(453)	453	(2,013)	(2,013)	-	-	(2,013)
Issue of other equity instruments	-	-	(5)	(5)	750	-	745
Repurchases and redemptions of other equity instruments	-	-	(36)	(36)	(1,359)	-	(1,395)
Movement in treasury shares	-	-	(60)	(60)	-	-	(60)
Value of employee services:
Share option schemes	-	-	41	41	-	-	41
Other employee award schemes	-	-	183	183	-	-	183
Changes in non-controlling interests	-	-	(3)	(3)	-	5	2
Total transactions with owners	(348)	453	(3,368)	(3,263)	(1,047)	(87)	(4,397)
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	1	(1)	-	-	-	-
At 31 December 2022	25,233	6,587	6,550	38,370	5,297	244	43,911

1  Total comprehensive income attributable to owners of the parent was a loss of £3,005 million.

CONSOLIDATED CASH FLOW STATEMENT

	2023 £m	20221 £m

Cash flows from operating activities
Profit before tax	7,503	4,782
Adjustments for:
Change in operating assets	(9,110)	16,735
Change in operating liabilities	4,232	1,481
Non-cash and other items	5,622	(244)
Net tax paid	(1,437)	(743)
Net cash provided by operating activities	6,810	22,011
Cash flows from investing activities
Purchase of financial assets	(10,311)	(7,984)
Proceeds from sale and maturity of financial assets	5,298	11,172
Purchase of fixed assets	(5,455)	(3,855)
Proceeds from sale of fixed assets	1,027	1,550
Repayment of capital by joint ventures and associates	-	36
Acquisition of businesses, net of cash acquired	(380)	(409)
Net cash (used in) provided by investing activities	(9,821)	510
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,651)	(1,475)
Distributions in respect of other equity instruments	(527)	(438)
Distributions in respect of non-controlling interests	(101)	(92)
Interest paid on subordinated liabilities	(623)	(603)
Proceeds from issue of subordinated liabilities	1,417	838
Proceeds from issue of other equity instruments	1,772	745
Proceeds from issue of ordinary shares	86	31
Share buyback	(1,993)	(2,013)
Repayment of subordinated liabilities	(1,745)	(2,216)
Repurchases and redemptions of other equity instruments	(135)	(1,395)
Change in stake of non-controlling interests	-	5
Net cash used in financing activities	(3,500)	(6,613)
Effects of exchange rate changes on cash and cash equivalents	(480)	727
Change in cash and cash equivalents	(6,991)	16,635
Cash and cash equivalents at beginning of year	95,829	79,194
Cash and cash equivalents at end of year	88,838	95,829

1  Restated for presentational changes and for the adoption of IFRS 17; see notes 1, 9 and 10.

Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 31 December 2023 is £31 million (31 December 2022: £37 million) of restricted cash and cash equivalents held within the Group's long-term insurance and investments operations, which is not immediately available for use in the business.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    Accounting policies and presentation

These condensed consolidated financial statements as at and for the year to 31 December 2023 have been prepared in accordance with the Listing Rules of the Financial Conduct Authority (FCA) relating to Preliminary Announcements and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements. Copies of the 2023 annual report and accounts will be available on the Group's website and upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the directors have considered the impact of climate change upon the Group's performance and projected funding and capital position. The directors have also taken into account the results from stress testing scenarios.

Except for accounting policies and methods of computation affected by IFRS 17 and the IAS 12 exception relating to the recognition and disclosure of the implication of certain potential deferred tax consequences, the Group's accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2022 and there have been no changes in the Group's methods of computation. Following amendments to IAS 12 by the IASB (International Tax Reform - Pillar Two Model Rules, issued in May 2023) entities are not permitted to disclose information about deferred tax assets and liabilities related to the Organisation for Economic, Co-operation and Development's Pillar Two Model Rules, including any qualified domestic minimum top-up taxes. No changes arise to the Group's deferred tax assets or liabilities as a result of the Group having applied the relevant exception. The Group's accounting policies are set out in full in the 2023 annual report and accounts.

Presentational changes

Changes have been made to the presentation of the Group's income statement and the Group's balance sheet arising from the adoption of IFRS 17. In addition to the impact of IFRS 17, the following changes have been made to the presentation of the Group's income statement and balance sheet to provide a more relevant analysis of the Group's financial performance and financial position:

●  Movement in third party interests in consolidated funds are presented separately on the face of the income statement rather than within interest expense. There is no change to the balance sheet presentation of the third party interests

●  Items in the course of collection from banks are reported within other assets rather than separately on the face of the balance sheet

●  Investments in joint ventures and associates are reported within other assets rather than separately on the face of the balance sheet

●  Goodwill and other intangible assets are aggregated on the face of the balance sheet

●  Items in the course of transmission to banks are reported within other liabilities rather than separately on the face of the balance sheet

Except for the impact of IFRS 17, there has been no change in the basis of accounting for any of the underlying transactions. Comparatives for 2022 have been presented on a consistent basis.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.    Accounting policies and presentation (continued)

IFRS 17 Insurance Contracts

On 1 January 2023, the Group adopted IFRS 17 Insurance Contracts, which replaced IFRS 4 Insurance Contracts. A summary of the impact is set out below.

IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, including reinsurance contracts issued, participating investment contracts and reinsurance contracts held.

The Group's change in accounting policies arising from the adoption of IFRS 17 has been made in accordance with the transitional provisions of the standard. IFRS 17 requires a full retrospective approach unless it is impracticable to do so. Under the full retrospective approach, transition impacts are calculated as if IFRS 17 had always applied and it prohibits the use of hindsight. This requires having full and granular data on assumptions and cash flows so that, at the point of contract recognition, the IFRS 17 contract value and contractual service margin (CSM) can be calculated and revalued up to the point of transition. If it is impracticable to apply IFRS 17 retrospectively, a choice is permitted between a modified retrospective approach, provided qualifying conditions are met, or a fair value approach. The different approaches can be applied to different groups of insurance contracts.

On transition, the Group used the full retrospective approach for business written since 1 January 2016 using Solvency II modelling tools developed when Solvency II was implemented, which are only available to support the calculation of IFRS 17 results from that date. The full retrospective approach was deemed impracticable for contracts initially recognised prior to 1 January 2016 as the models required to calculate the risk adjustment were not in use within the business prior to this date. The Group opted to use the fair value approach for business initially recognised prior to 2016, and valuations supporting Solvency II at the transition date were used to support the fair value calculation for transition for that business.

Changes have also been made to the Group's cash flow statement arising from the adoption of IFRS 17. As noted below, IFRS 17 has required several measurement changes to the balance sheet including the derecognition of the value of in-force (VIF) asset, the measurement of contract liabilities on a probability-weighted basis and the creation of a CSM liability. These changes, together with the presentation of the change in insurance contract liabilities within the change in operating liabilities, have resulted in a restatement of the adjustment for changes in both operating assets and liabilities as well as non-cash and other items. Cash and cash equivalents at 31 December 2022 were not impacted by the adoption of IFRS 17.

On transition to IFRS 17, the Group's total equity at 1 January 2022 was reduced by £1,935 million from £53,152 million under IFRS 4 to £51,217 million under IFRS 17. The reduction in equity is primarily driven by the derecognition of the VIF asset (£5,317 million), the move to a probability-weighted estimate (expected value) of contract liabilities (£5,915 million), the creation of the new CSM liability (£1,927 million, net of reinsurance) and the establishment of the risk adjustment (£1,492 million, net of reinsurance).

The CSM at the transition date is released to the income statement in future periods as insurance contract services are provided. The table below summarises the approach the Group has applied to groups of insurance contracts at the transition date and the resulting CSM.

		CSM at transition date
Year contracts initially recognised	Transition approach	£m	%

Contracts initially recognised prior to 1 January 2016	Fair value approach1	1,419	74
Contracts initially recognised after 1 January 2016	Full retrospective approach	508	26
		1,927	100

1  The fair value element of the CSM was determined as the difference between the fair value of a group of contracts and the fulfilment cash flows at 1 January 2022. Fair value was determined using an economic value creation model which relied on a number of judgements, assumptions and non-observable inputs including: the market participant in the transaction shared the same characteristics as the Group, the best estimate assumptions were aligned to those used by the Group in its 1 January 2022 regulatory calculations and the required capital in the model was based on the capital requirement, plus the additional internal capital buffer, at that date. The model considered the expected profit arising in each future period as the value of the realistic cash flow less the release of required capital. The stream of profits derived was then discounted at a required rate of return. The Group has applied the simplification permitting contracts in different annual cohorts to be grouped together into a single group for measurement purposes.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.    Accounting policies and presentation (continued)

In addition to the impact of £1,935 million at 1 January 2022, at 31 December 2022, total equity is also impacted by the restatement of the income statement for the year ended 31 December 2022, resulting in a further reduction of £1,632 million in retained profits. This arose from the impact of revised income recognition requirements, changes in interest rates during 2022 and the effect of contract modifications. There is a further reduction in total equity of £43 million in respect of the foreign currency translation reserve and the reclassification of treasury shares on transition to IFRS 17. Total equity at 31 December 2022 reduced by £3,610 million, from £47,521 million under IFRS 4 to £43,911 million under IFRS 17.

Whilst IFRS 17 does not change the total profit recognised over the life of an insurance contract or participating investment contract, it does change both the phasing of profit recognition and the amounts recognised within individual income statement line items, including other income and operating expenses. Under IFRS 17, the Group is required to defer substantially all of the expected profit through the recognition of a CSM on the balance sheet; the CSM is subsequently released to the income statement over the coverage period of the product. The expected profit includes estimated future premiums and claims together with expected administration costs such as claims handling costs, costs incurred to provide contractual policyholder benefits and policy administration and maintenance costs.

The impact of IFRS 17 on the Group's results for the year ended 31 December 2022 was to reduce profit before tax by £2,146 million and reduce profit after tax by £1,632 million compared to results reported under IFRS 4.

2.    Critical accounting judgements and key sources of estimation uncertainty

The critical accounting judgements and key sources of estimation uncertainty made by management in applying the Group's accounting policies are set out in full in the Group's 2023 annual report and accounts. Those affecting the Group's recognition and measurement of allowance for expected credit losses are set out in note 4.

3.    Tax expense

The UK corporation tax rate for the year was 23.5 per cent per cent (2022: 19.0 per cent). The increase in applicable tax rate from 2022 relates to the change in statutory tax rate effective from 1 April 2023. An explanation of the relationship between tax expense and accounting profit is set out below.

	2023 £m	20221 £m

Profit before tax	7,503	4,782
UK corporation tax thereon	(1,763)	(909)
Impact of surcharge on banking profits	(305)	(339)
Non-deductible costs: conduct charges	(29)	(5)
Non-deductible costs: bank levy	(35)	(28)
Other non-deductible costs	(106)	(70)
Non-taxable income	80	138
Tax relief on coupons on other equity instruments	124	83
Tax-exempt gains on disposals	35	67
Tax losses where no deferred tax recognised	(2)	11
Remeasurement of deferred tax due to rate changes	(14)	60
Differences in overseas tax rates	6	(63)
Policyholder tax	(61)	(65)
Deferred tax asset in respect of life assurance expenses	84	21
Adjustments in respect of prior years	-	243
Tax effect of share of results of joint ventures	1	(3)
Tax expense	(1,985)	(859)

1  Restated for the adoption of IFRS 17, see notes 1, 9 and 10.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses

The calculation of the Group's allowance for expected credit loss allowances requires the Group to make a number of judgements, assumptions and estimates. These are set out in full in note 24 of the Group's 2023 annual report and accounts, with the most significant detailed below.

The table below analyses total ECL allowances by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of judgemental adjustments.

			Judgements due to:
At 31 December 2023	Modelled ECL £m	Individually assessed £m	Inflationary and interest rate risk £m	Other1 £m	Total ECL £m

UK mortgages	991	-	61	63	1,115
Credit cards	703	-	92	15	810
Other Retail	866	-	33	46	945
Commercial Banking	1,124	340	-	(282)	1,182
Other	32	-	-	-	32
Total	3,716	340	186	(158)	4,084

At 31 December 2022
UK mortgages	946	-	49	214	1,209
Credit cards	698	-	93	(28)	763
Other Retail	903	-	53	60	1,016
Commercial Banking	972	1,008	-	(111)	1,869
Other	46	-	-	-	46
Total	3,565	1,008	195	135	4,903

1  2022 includes £1 million which was previously reported within judgements due to COVID-19.

Application of judgement in adjustments to modelled ECL

Impairment models fall within the Group's model risk framework with model monitoring, periodic validation and back testing performed on model components, such as probability of default. Limitations in the Group's impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management applies appropriate judgemental adjustments to the ECL to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments. Post-model adjustments are not typically calculated under each distinct economic scenario used to generate ECL, but on final modelled ECL. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and specific release criteria is identified.

During 2022 the intensifying inflationary pressures, alongside rising interest rates within the Group's outlook created further risks not deemed to be fully captured by ECL models. These pressures played out in 2023 with households experiencing increased interest rates and living costs. These risks, whilst still present, are beginning to subside with inflation now reducing and interest rates now believed to have peaked. As a result, the judgements held in respect of inflationary and interest rate risks are at a slightly reduced level of £186 million (2022: £195 million). Other judgements continue to be applied for broader data and model limitations, both increasing and decreasing ECL. These include incremental risks associated with a material devaluation in commercial real estate prices present since 2022. Given ECL models only capture future price movements, and not the suppressed level, there is a risk that further losses are yet to emerge as well as greater risk on specific sector valuations. At 31 December 2023 judgemental adjustments resulted in net additional ECL allowances totalling £28 million (2022: £330 million).
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses (continued)

Generation of multiple economic scenarios

The estimate of expected credit losses is required to be based on an unbiased expectation of future economic scenarios. The approach used to generate the range of future economic scenarios depends on the methodology and judgements adopted. The Group's approach is to start from a defined base case scenario, used for planning purposes, and to generate alternative economic scenarios around this base case. The base case scenario is a conditional forecast underpinned by a number of conditioning assumptions that reflect the Group's best view of key future developments. If circumstances appear likely to materially deviate from the conditioning assumptions, then the base case scenario is updated.

The base case scenario is central to a range of future economic scenarios generated by simulation of an economic model, for which the same conditioning assumptions apply as in the base case scenario. These scenarios are ranked by using estimated relationships with industry-wide historical loss data. With the base case already pre-defined, three other scenarios are identified as averages of constituent scenarios located around the 15th, 75th and 95th percentiles of the distribution. The full distribution is therefore summarised by a practical number of scenarios to run through ECL models representing an upside, the base case, and a downside scenario weighted at 30 per cent each, together with a severe downside scenario weighted at 10 per cent. The scenario weights represent the distribution of economic scenarios and not subjective views on likelihood. The inclusion of a severe downside scenario with a smaller weighting ensures that the non-linearity of losses in the tail of the distribution is adequately captured. Macroeconomic projections may employ reversionary techniques to adjust the paths of economic drivers towards long-run equilibria after a reasonable forecast horizon. The Group does not use such techniques to force the MES scenarios to revert to the base case planning view. Utilising such techniques would be expected to be immaterial for expected credit losses since loss sensitivity is highest over the initial five years of the projections. Most assets are expected to have matured, or reached the end of their behavioural life before the five-year horizon.

A forum under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated, for approval by the Chief Financial Officer and Chief Risk Officer. In June 2022, the Group judged it appropriate to include an adjusted severe downside scenario to incorporate a high CPI inflation and UK Bank Rate profiles and to adopt this adjusted severe downside scenario to calculate the Group's ECL. This is because the historic macroeconomic and loan loss data upon which the scenario model is calibrated imply an association of downside economic outcomes with easier monetary policy, and therefore low interest rates. The adjustment is considered to better reflect the risks around the Group's base case view in an economic environment where the potential for supply shocks remains an elevated concern. The Group has continued to include a non-modelled severe downside scenario for Group ECL calculations for 31 December 2023 reporting.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses (continued)

Base case and MES economic assumptions

The Group's base case economic scenario has been updated to reflect ongoing geopolitical developments, and further evidence of easing of inflationary pressures allowing shifts to less restrictive monetary policies globally. The Group's updated base case scenario has three conditioning assumptions: first, the wars in Ukraine and the Middle East remain geographically contained and do not lead to a major escalation in energy prices; second, China's economic stabilisation policy is effective; and third, less restrictive monetary and fiscal policy throughout this year.

Based on these assumptions and incorporating the economic data published in the fourth quarter, the Group's base case scenario is for slow expansion in GDP and a rise in the unemployment rate alongside modest changes in residential and commercial property prices. Following a reduction in inflationary pressures, UK Bank Rate is expected to be lowered during 2024. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the fourth quarter of 2023, for which actuals may have since emerged prior to publication.

Scenarios by year

The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.

Annual assumptions

Gross domestic product (GDP) and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.

Five-year average

The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as at 31 December 2023 covers the five years 2023 to 2027. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.

Five-year start to peak and trough

The peak or trough for any metric may occur intra year and therefore not be identifiable from the annual assumptions, so they are also disclosed. For GDP, house price growth and commercial real estate price growth, the peak, or trough, reflects the highest, or lowest cumulative quarterly position reached relative to the start of the five-year period, which as at 31 December 2023 is 1 January 2023. Given these metrics may exhibit increases followed by greater falls, the start to trough movements quoted may be smaller than the equivalent 'peak to trough' movement (and vice versa for start to peak). Unemployment, UK Bank Rate and CPI inflation reflect the highest, or lowest, quarterly level reached in the five-year period.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses (continued)

At 31 December 2023	2023%	2024%	2025%	2026%	2027%	2023 to 2027 average %	Start to peak %	Start to trough %

Upside
Gross domestic product	0.3	1.5	1.7	1.7	1.9	1.4	8.1	0.2
Unemployment rate	4.0	3.3	3.1	3.1	3.1	3.3	4.2	3.0
House price growth	1.9	0.8	6.9	7.2	6.8	4.7	25.7	(1.2)
Commercial real estate price growth	(3.9)	9.0	3.8	1.3	1.3	2.2	11.5	(3.9)
UK Bank Rate	4.94	5.72	5.61	5.38	5.18	5.37	5.79	4.25
CPI inflation	7.3	2.7	3.1	3.2	3.1	3.9	10.2	2.1

Base case
Gross domestic product	0.3	0.5	1.2	1.7	1.9	1.1	6.4	0.2
Unemployment rate	4.2	4.9	5.2	5.2	5.0	4.9	5.2	3.9
House price growth	1.4	(2.2)	0.5	1.6	3.5	1.0	4.8	(1.2)
Commercial real estate price growth	(5.1)	(0.2)	0.1	0.0	0.8	(0.9)	(1.2)	(5.3)
UK Bank Rate	4.94	4.88	4.00	3.50	3.06	4.08	5.25	3.00
CPI inflation	7.3	2.7	2.9	2.5	2.2	3.5	10.2	2.1

Downside
Gross domestic product	0.2	(1.0)	(0.1)	1.5	2.0	0.5	3.4	(1.2)
Unemployment rate	4.3	6.5	7.8	7.9	7.6	6.8	8.0	3.9
House price growth	1.3	(4.5)	(6.0)	(5.6)	(1.7)	(3.4)	2.0	(15.7)
Commercial real estate price growth	(6.0)	(8.7)	(4.0)	(2.1)	(1.2)	(4.4)	(1.2)	(20.4)
UK Bank Rate	4.94	3.95	1.96	1.13	0.55	2.51	5.25	0.43
CPI inflation	7.3	2.8	2.7	1.8	1.1	3.2	10.2	1.0

Severe downside
Gross domestic product	0.1	(2.3)	(0.5)	1.3	1.8	0.1	1.0	(2.9)
Unemployment rate	4.5	8.7	10.4	10.5	10.1	8.8	10.5	3.9
House price growth	0.6	(7.6)	(13.3)	(12.7)	(7.5)	(8.2)	2.0	(35.0)
Commercial real estate price growth	(7.7)	(19.5)	(10.6)	(7.7)	(5.2)	(10.3)	(1.2)	(41.8)
UK Bank Rate - modelled	4.94	2.75	0.49	0.13	0.03	1.67	5.25	0.02
UK Bank Rate - adjusted1	4.94	6.56	4.56	3.63	3.13	4.56	6.75	3.00
CPI inflation - modelled	7.3	2.7	2.2	0.9	(0.2)	2.6	10.2	(0.3)
CPI inflation - adjusted1	7.6	7.5	3.5	1.3	1.0	4.2	10.2	0.9

Probability-weighted
Gross domestic product	0.3	0.1	0.8	1.6	1.9	0.9	5.4	0.1
Unemployment rate	4.2	5.3	5.9	5.9	5.7	5.4	6.0	3.9
House price growth	1.4	(2.5)	(0.9)	(0.3)	1.8	(0.1)	2.0	(2.8)
Commercial real estate price growth	(5.3)	(1.9)	(1.1)	(1.0)	(0.2)	(1.9)	(1.2)	(9.9)
UK Bank Rate - modelled	4.94	4.64	3.52	3.02	2.64	3.75	5.25	2.59
UK Bank Rate - adjusted1	4.94	5.02	3.93	3.37	2.95	4.04	5.42	2.89
CPI inflation - modelled	7.3	2.7	2.8	2.3	1.9	3.4	10.2	1.9
CPI inflation - adjusted1	7.4	3.2	3.0	2.4	2.0	3.6	10.2	2.0

1  The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group's base case view in an economic environment where supply shocks are the principal concern.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses (continued)

At 31 December 2022	2022%	2023%	2024%	2025%	2026%	2022 to 2026 average %	Start to peak %	Start to trough %

Upside
Gross domestic product	4.1	0.1	1.1	1.7	2.1	1.8	6.5	0.4
Unemployment rate	3.5	2.8	3.0	3.3	3.4	3.2	3.8	2.8
House price growth	2.4	(2.8)	6.5	9.0	8.0	4.5	24.8	(1.1)
Commercial real estate price growth	(9.4)	8.5	3.5	2.6	2.3	1.3	7.2	(9.4)
UK Bank Rate	1.94	4.95	4.98	4.63	4.58	4.22	5.39	0.75
CPI inflation	9.0	8.3	4.2	3.3	3.0	5.5	10.7	2.9

Base case
Gross domestic product	4.0	(1.2)	0.5	1.6	2.1	1.4	4.3	(1.1)
Unemployment rate	3.7	4.5	5.1	5.3	5.1	4.8	5.3	3.6
House price growth	2.0	(6.9)	(1.2)	2.9	4.4	0.2	6.4	(6.3)
Commercial real estate price growth	(11.8)	(3.3)	0.9	2.8	3.1	(1.8)	7.2	(14.8)
UK Bank Rate	1.94	4.00	3.38	3.00	3.00	3.06	4.00	0.75
CPI inflation	9.0	8.3	3.7	2.3	1.7	5.0	10.7	1.6

Downside
Gross domestic product	3.9	(3.0)	(0.5)	1.4	2.1	0.8	1.2	(3.6)
Unemployment rate	3.8	6.3	7.5	7.6	7.2	6.5	7.7	3.6
House price growth	1.6	(11.1)	(9.8)	(5.6)	(1.5)	(5.4)	6.4	(24.3)
Commercial real estate price growth	(13.9)	(15.0)	(3.7)	0.4	1.4	(6.4)	7.2	(29.6)
UK Bank Rate	1.94	2.93	1.39	0.98	1.04	1.65	3.62	0.75
CPI inflation	9.0	8.2	3.3	1.3	0.3	4.4	10.7	0.2

Severe downside
Gross domestic product	3.7	(5.2)	(1.0)	1.3	2.1	0.1	0.7	(6.4)
Unemployment rate	4.1	9.0	10.7	10.4	9.7	8.8	10.7	3.6
House price growth	1.1	(14.8)	(18.0)	(11.5)	(4.2)	(9.8)	6.4	(40.1)
Commercial real estate price growth	(17.3)	(28.8)	(9.9)	(1.3)	3.2	(11.6)	7.2	(47.8)
UK Bank Rate - modelled	1.94	1.41	0.20	0.13	0.14	0.76	3.50	0.12
UK Bank Rate - adjusted1	2.44	7.00	4.88	3.31	3.25	4.18	7.00	0.75
CPI inflation - modelled	9.0	8.2	2.6	(0.1)	(1.6)	3.6	10.7	(1.7)
CPI inflation - adjusted1	9.7	14.3	9.0	4.1	1.6	7.7	14.8	1.5

Probability-weighted
Gross domestic product	4.0	(1.8)	0.2	1.5	2.1	1.2	3.4	(1.8)
Unemployment rate	3.7	5.0	5.8	5.9	5.7	5.2	5.9	3.6
House price growth	1.9	(7.7)	(3.2)	0.7	2.9	(1.2)	6.4	(9.5)
Commercial real estate price growth	(12.3)	(5.8)	(0.8)	1.6	2.3	(3.1)	7.2	(18.6)
UK Bank Rate - modelled	1.94	3.70	2.94	2.59	2.60	2.76	3.89	0.75
UK Bank Rate - adjusted1	1.99	4.26	3.41	2.91	2.91	3.10	4.31	0.75
CPI inflation - modelled	9.0	8.3	3.6	2.1	1.4	4.9	10.7	1.3
CPI inflation - adjusted1	9.1	8.9	4.3	2.5	1.7	5.3	11.0	1.6

1  The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group's base case view in an economic environment where supply shocks are the principal concern.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses (continued)

Base case scenario by quarter

Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 31 December 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%

Gross domestic product	0.3	0.0	(0.1)	0.0	0.1	0.2	0.3	0.3
Unemployment rate	3.9	4.2	4.2	4.3	4.5	4.8	5.0	5.2
House price growth	1.6	(2.6)	(4.5)	1.4	(1.1)	(1.5)	0.5	(2.2)
Commercial real estate price growth	(18.8)	(21.2)	(18.2)	(5.1)	(4.1)	(3.8)	(2.2)	(0.2)
UK Bank Rate	4.25	5.00	5.25	5.25	5.25	5.00	4.75	4.50
CPI inflation	10.2	8.4	6.7	4.0	3.8	2.1	2.3	2.8

At 31 December 2022	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%

Gross domestic product	0.6	0.1	(0.3)	(0.4)	(0.4)	(0.4)	(0.2)	(0.1)
Unemployment rate	3.7	3.8	3.6	3.7	4.0	4.4	4.7	4.9
House price growth	11.1	12.5	9.8	2.0	(3.0)	(8.4)	(9.8)	(6.9)
Commercial real estate price growth	18.0	18.0	8.4	(11.8)	(16.9)	(19.8)	(15.9)	(3.3)
UK Bank Rate	0.75	1.25	2.25	3.50	4.00	4.00	4.00	4.00
CPI inflation	6.2	9.2	10.0	10.7	10.0	8.9	8.0	6.1

ECL sensitivity to economic assumptions

The impact of isolated changes in the UK unemployment rate and House Price Index (HPI) has been assessed on a univariate basis. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group's ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with staging held flat to the reported probability-weighted view and is assessed through the direct impact on modelled ECL and only includes judgemental adjustments applied through changes to model inputs.

The table below shows the impact on the Group's ECL resulting from a 1 percentage point increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario. A more immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime probability of defaults.

	At 31 December 2023		At 31 December 2022
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages	33	(32)	26	(21)
Credit cards	38	(38)	41	(41)
Other Retail	19	(19)	25	(25)
Commercial Banking	88	(83)	100	(91)
ECL allowance	178	(172)	192	(178)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.    Allowance for expected credit losses (continued)

The table below shows the impact on the Group's ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point increase or decrease in the UK HPI. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario.

	At 31 December 2023		At 31 December 2022
	10pp increase in HPI £m	10pp decrease in HPI £m	10pp increase in HPI £m	10pp decrease in HPI £m

ECL impact	(201)	305	(225)	370

5.    Provisions for liabilities and charges

Regulatory and legal provisions

In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, environmental, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group's business activities and/or fines. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers (including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any events or circumstances disclosed could have a material adverse effect on the Group's financial position, operations or cash flows. Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the year ended 31 December 2023 the Group charged a further £675 million in respect of legal actions and other regulatory matters and the unutilised balance at 31 December 2023 was £1,105 million (31 December 2022: £803 million). The most significant items are outlined below.

Motor commission review

A £450 million provision, all recognised in the fourth quarter, has been established for the potential impact of the recently announced FCA review into historical motor finance commission arrangements and sales.

As disclosed in previous periods, the Group continues to receive a number of court claims and complaints in respect of motor finance commissions and is actively engaging with the FOS in its assessment of these complaints. On 10 January 2024, the FOS issued its Final Decision on a complaint relating to the Group, as well as decisions relating to other industry participants. On 11 January 2024, the FCA announced a section 166 review of historical motor finance commission arrangements and sales and plans to communicate a decision on next steps in the third quarter of 2024 on the basis of the evidence collated in the review. The FCA has indicated that such steps could include establishing an industry-wide consumer redress scheme and/or applying to the Financial Markets Test Case Scheme, to help resolve any contested legal issues of general importance.

Following the FCA Motor Market Review in March 2019, the FCA issued a policy statement in July 2020 prohibiting the use of discretionary commission models from 28 January 2021, which the Group adhered to. The Group continues to believe that its historical practices were compliant with the law and regulations in place at that time.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.    Provisions for liabilities and charges (continued)

As noted above, in response to both the FOS decisions and the FCA announcement the Group has recognised a charge of £450 million. This includes estimates for operational and legal costs, including litigation costs, together with estimates for potential awards, based on various scenarios using a range of assumptions, including for example, commission models, commission rates, applicable time periods (between 2007 and 2021), response rates and uphold rates. Costs and awards could arise in the event that the FCA concludes there has been misconduct and customer loss that requires remediation, or from adverse litigation decisions. However, while the FCA review is progressing there is significant uncertainty as to the extent of misconduct and customer loss, if any, the nature and extent of any remediation action, if required, and its timing. The ultimate financial impact could therefore materially differ from the amount provided, both higher or lower. The Group welcomes the FCA intervention through an independent section 166 review.

HBOS Reading - review

The Group continues to apply the recommendations from Sir Ross Cranston's review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel's stated objective is to consider cases via a non-legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.

In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. Around 90 per cent of the population have now had outcomes via this new process. The provision is unchanged in 2023. Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process nor the review by Dame Linda Dobbs. The Group is committed to implementing Sir Ross Cranston's recommendations in full.

Payment protection insurance (PPI)

The Group has incurred costs for PPI over a number of years totalling £21,960 million. The Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The total provision made to 31 December 2023, was £709 million (31 December 2022: £709 million) with £13 million utilisation of the provision during the year, leaving an unutilised provision at 31 December 2023 of £75 million. The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

6.    Earnings per share

	2023 £m	2022 £m

Profit attributable to ordinary shareholders - basic and diluted1	4,933	3,389

	2023 million	2022 million

Weighted average number of ordinary shares in issue - basic	64,953	68,847
Adjustment for share options and awards	807	835
Weighted average number of ordinary shares in issue - diluted	65,760	69,682

Basic earnings per share1	7.6p	4.9p
Diluted earnings per share1	7.5p	4.9p

1  Restated for the adoption of IFRS 17, see notes 1, 9 and 10.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.    Dividends on ordinary shares and share buyback

The directors have recommended a final dividend, which is subject to approval by the shareholders at the annual general meeting on 16 May 2024, of 1.84 pence per ordinary share (2022: 1.60 pence per ordinary share), equivalent to £1,169 million, before the impact of any cancellations of shares under the Company's buyback programme (2022: £1,059 million, following cancellations of shares under the Company's 2023 buyback programme up to the record date), which will be paid on 21 May 2024. These financial statements do not reflect the recommended dividend.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the recommended dividend are outlined on page 81.

Share buyback

The Board has announced its intention to implement an ordinary share buyback of up to £2.0 billion. This represents the return to shareholders of capital, surplus to that required to provide capacity to grow the business, meet current and future regulatory requirements and cover uncertainties. The share buyback programme will commence as soon as is practicable and is expected to be completed, subject to continued authority from the PRA, by 31 December 2024.

8.    Contingent liabilities and commitments

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

●  Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard's MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)

●  Litigation brought on behalf of UK consumers in the English Courts against Mastercard

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc's acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.

LIBOR and other trading rates

Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.

Certain Group companies are also named as defendants in (i) UK-based claims, and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or ongoing related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.    Contingent liabilities and commitments (continued)

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it appealed to the First Tier Tax Tribunal, with a hearing having taken place in May 2023. If the final determination of the matter by the judicial process is that HMRC's position is correct, management believes that this would result in an increase in current tax liabilities of approximately £920 million (including interest) and a reduction in the Group's deferred tax asset of approximately £285 million. The Group, following conclusion of the hearing and having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

FCA investigation into the Group's anti-money laundering control framework

The FCA has opened an investigation into the Group's compliance with domestic UK money laundering regulations and the FCA's rules and Principles for Businesses, with a focus on aspects of its anti-money laundering control framework. The Group has been fully co-operating with the investigation. It is not currently possible to estimate the potential financial impact, if any, to the Group.

Other legal actions and regulatory matters

In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers (including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, environmental, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group's control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 5.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.    Implementation of IFRS 17 Insurance contracts

Set out below are the accounting policies adopted for insurance and participating investment contracts in the preparation of these condensed consolidated financial statements following the adoption of IFRS 17 at 1 January 2023.

The Group undertakes both life insurance and general insurance business. Insurance and participating investment contracts, and reinsurance contracts issued and held, are accounted for under IFRS 17 Insurance Contracts.

Products sold by the life insurance business are classified into three categories:

●  Insurance contracts are contracts that transfer significant insurance risk and may also transfer financial risk. The Group defines significant insurance risk as the possibility of having to pay benefits on the occurrence of an insured event which are significantly higher than the benefits payable if the insured event were not to occur. Once a contract has been classified as an insurance contract, it remains an insurance contract until all obligations are extinguished unless that contract is derecognised due to a contract modification. These contracts are classified as either direct participating contracts or contracts without direct participation features. Contracts without direct participation features are accounted for using the general measurement model (GMM) for life contracts or the premium allocation approach (PAA) for general insurance contracts. Direct participating contracts are contracts for which, at inception, the contractual terms specify the policyholders participate in a clearly identified pool of underlying items. Under the terms of these contracts the policyholders are entitled to a substantial share of the returns and change in fair value of the underlying items. These contracts are accounted for under the variable fee approach (VFA)

●  Participating investment contracts are investment contracts that contain a discretionary participation feature (DPF). They do not transfer significant insurance risk, but contain a contractual right to receive, as a supplement to an amount not subject to the discretion of the Group, additional amounts that are expected to be a significant portion of the total contractual benefits. The timing or amount of these additional amounts are at the discretion of the Group and are contractually based on the returns on a specified pool of contracts or type of contract, returns on a specified pool of assets held by the Group or profit or loss of a fund

●  For certain insurance and investment contracts, the contract can be partly invested in units which contain a DPF and partly in units without. In these circumstances, where the contract also contains features that transfer significant insurance risk, they are classified as insurance contracts. Where this is not the case, and the discretionary cash flows are expected to be a significant portion of the total contractual benefits, they are classified as participating investment contracts. Where the discretionary cash flows are not expected to be a significant portion of the total contractual benefits, they are classified as financial instruments. An investment component is defined as the amount that an insurance contract requires the entity to repay to a policyholder in all circumstances, regardless of whether an insured event occurs. The investment component of the insurance and participating investment contract is non-distinct and is not separated. The Group applies judgement to determine the investment component for each contract considering the extent to which insurance and investment components are highly interrelated or not applying factors such as: whether the policyholder is able to benefit from one component unless the other component is present; and whether the value of the investment component is dependent on the timing of the insured event. The value of the non-distinct investment component is determined on the following bases: for immediate annuities, full claim amount when within the guaranteed period; for unit-linked and With-Profits contracts, policyholder's account value

The general insurance business issues only insurance contracts.

(1)   Life insurance business

(i)    Accounting for insurance and participating investment contracts

Recognition

The Group aggregates insurance and participating investment contracts into portfolios of contracts subject to similar risks and managed together. Each portfolio of insurance contracts is divided into annual cohorts (by year of issue). Annual cohorts are divided into groups of insurance and participating investment contracts based on profitability expectations at initial recognition. The directly attributable costs of selling, underwriting and starting a group of insurance and participating investment contracts are allocated to the group of insurance and participating investment contracts using a systematic and rational method.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.    Implementation of IFRS 17 Insurance contracts (continued)

On initial recognition, a group of insurance and participating investment contracts is measured as the total of the fulfilment cash flows and the contractual service margin (CSM). The measurement includes all future cash flows that are within the contract boundary of each contract in the group. The fulfilment cash flows comprise unbiased and probability-weighted estimates of future cash flows, discounted to present value to reflect the time value of money and financial risks, plus an explicit risk adjustment for non-financial risk. The discount rate applied reflects the time value of money, the characteristics of the cash flows, the liquidity characteristics of the insurance and participating investment contracts and, where appropriate, is consistent with observable current market prices. The risk adjustment for non-financial risk for a group of insurance and participating investment contracts is the compensation required for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk. Diversification benefit is calculated based on Group level diversification of risks. To determine the risk adjustments for non-financial risk for reinsurance contracts, the Group applies these techniques both gross and net of excess of loss reinsurance and derives the amount of risk being transferred to the reinsurer as the difference between the two results. The CSM of a group of insurance and participating investment contracts represents the unearned profit that the Group expects to recognise as it provides insurance contract services under those contracts in the future.

Contract boundaries

The measurement of a group of contracts includes all future cash flows within the boundary of each contract in the group.

Cash flows are within the contract boundary:

●  For an insurance contract, if they arise from substantive rights and obligations that exist during the reporting period in which the Group can compel the policyholder to pay premiums or has a substantive obligation to provide insurance contract services

●  For a participating investment contract, if they result from a substantive obligation of the Group to deliver cash at a present or future date

A substantive obligation to provide insurance contract services ends when the Group has the practical ability to reassess the risks of the particular policyholder, and can set a price or level of benefits that fully reflects those reassessed risks; or the Group has the practical ability to reassess the risks of the portfolio that contains the contract and can set a price or level of benefits that fully reflects the risks of that portfolio, and the pricing of the premiums up to the reassessment date does not take into account risks that relate to periods after the reassessment date.

For certain unitised With-Profits and unit-linked policies, a guaranteed minimum pension is payable at a vesting date. For certain conventional With-Profits pensions, policyholders have the option to convert to an annuity on guaranteed terms. There is no contract boundary at the vesting date of these policies; the pre and post vesting date phases are treated as a single insurance contract.

The contract boundary of each group is reassessed at the end of each reporting period.

Measurement

The carrying amount of a group of insurance and participating investment contracts at each reporting date is the sum of the liability for remaining coverage (LRC) and the liability for incurred claims (LIC). The LRC comprises the fulfilment cash flows that relate to services that will be provided under the contracts in future periods and any remaining CSM at that date. The LIC includes the fulfilment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported. The fulfilment cash flows of groups of insurance and participating investment contracts are measured at the reporting date using current estimates of future cash flows, current discount rates and current estimates of the risk adjustment for non-financial risk. Changes in fulfilment cash flows are recognised as follows:

●  Changes related to future service are adjusted against the CSM unless the group is onerous in which case such changes are recognised in the insurance service result in profit or loss

●  Changes related to past or current service are recognised in the insurance service result in profit or loss

●  The effects of the time value of money and financial risk are recognised as net finance income or expense from insurance, participating investment and reinsurance contracts in profit or loss

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.    Implementation of IFRS 17 Insurance contracts (continued)

The carrying amount of the CSM is remeasured at the end of each reporting period. For contracts measured under the GMM, interest is accreted on the carrying amount of the CSM using the discount rate curve determined at the date of initial recognition of the group of contracts. The CSM is also adjusted for the changes in fulfilment cash flows relating to future service at the locked-in discount rates determined at initial recognition, unless the increases in fulfilment cash flows cause a group of contracts to become onerous or decreases in fulfilment cash flows are allocated to the loss component of the liability for remaining coverage.

The majority of the Group's With-Profits and unit-linked insurance and participating investment contracts are direct participating contracts under which the Group's obligation to the policyholder is the payment of an amount equal to the fair value of the underlying items, less a variable fee. On subsequent remeasurement of a group of direct participating contracts (measured under VFA), changes to the fulfilment cash flows, discounted at current rates, reflecting changes in the obligation to pay the policyholder an amount equal to the fair value of the underlying items are recognised in the income statement, within net finance income or expense from insurance, participating investment and reinsurance contracts. The CSM is adjusted for changes in the amount of the Group's share of the fair value of the underlying items, which relate to future services, except where such changes result in recognition or reversal of the loss component for onerous groups, or where the Group applies the risk mitigation option. For certain contracts with direct participation features, the Group mitigates financial risks using equity and currency hedges. The Group does not adjust the CSM for changes in the fulfilment cash flows and/or entity's share of the underlying items that reflect some of the changes in the effect of time value of money and financial risk. These amounts are instead reflected in profit or loss. The CSM is also adjusted for those fulfilment cashflows that do not vary based on the returns on underlying items that relate to future service (including the effect of time value of money and financial risks not arising from underlying items, such as the impact of minimum return guarantees), except where such changes result in recognition or reversal of the loss component for onerous groups. Changes in fulfilment cash flows relating to future service adjust the CSM using current discount rates.

For contracts measured under the GMM or VFA at the end of each reporting period the appropriate proportion of the CSM is recognised in the income statement to reflect the amount of profit related to the insurance contract services provided in the period. This is calculated using coverage units, a measure used to determine the allocation of the CSM over the remaining coverage periods. The number of coverage units in a group is the quantity of insurance contract services provided by the contracts in the group, determined by considering for each contract the quantity of the benefits provided and its expected coverage period.

Derecognition

The Group derecognises an insurance and participating investment contract when it is extinguished (that is, when the obligation specified in the contract expires or is discharged or cancelled) or if its terms are modified in a way that would have changed the accounting for the contract significantly had the new terms always existed.

If a contract is derecognised, then the fulfilment cash flows of the group are adjusted to eliminate the present value of the future cash flows and risk adjustment of the contract derecognised from the group, and the CSM of the group is adjusted for the change in fulfilment cash flows, except where such changes are allocated to the loss component.

If a contract is derecognised because its terms are modified, then the CSM of the existing group is also adjusted for the premium that would have been charged had the Group entered into a contract with the new contract's terms at the date of modification, less any additional premium charged for the modification. A new modified contract is recognised assuming the Group received the premium that would have been charged had the Group entered into a contract with the new contract's terms at the date of the modification.

Where the adjustments to CSM result in the CSM being reduced to nil, any further adjustments are recognised in the income statement in insurance service expense.

(2)   General insurance contracts

General insurance contracts issued by the Group are presented on the balance sheet within liabilities arising from insurance and participating investment contracts. The Group applies the PAA to the measurement of general insurance contracts, which either have a coverage period of each contract in the group of one year or less or have an annual re-pricing option.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.    Implementation of IFRS 17 Insurance contracts (continued)

For a group of general insurance contracts that is not onerous at initial recognition, the Group measures the LRC as any premium received at initial recognition, less any insurance acquisition cash flows at that date, plus any other asset or liability previously recognised for cash flows related to the group of contracts that the Group pays or receives before the group of insurance contracts is recognised.

The Group estimates the LIC using the methodology described in the Measurement section for life insurance contracts above.

Where, during the coverage period, facts and circumstances indicate that a group of insurance contracts is onerous, the Group recognises a loss in the income statement for the net outflow, resulting in the carrying amount of the liability for the group being equal to the fulfilment cash flows. A loss component is established by the Group within the LRC for such onerous group.

On subsequent measurement, the Group measures the carrying amount of the LRC at the end of each reporting period as the LRC at the beginning of the period plus premiums received in the period, less insurance acquisition cash flows, plus any amounts relating to the amortisation of the insurance acquisition cash flows recognised as an expense in the reporting period for the group, less the amount recognised as insurance revenue for the services provided in the period. For onerous groups, the LRC is also adjusted for the remeasurement of the loss component.

(3)   Reinsurance

(i)    Reinsurance contracts issued

Reinsurance contracts issued by the Group (where insurance risk is transferred to the Group) are accounted for under the GMM as insurance contracts. These contracts are presented within other assets or liabilities arising from insurance and participating investment contracts.

(ii)   Reinsurance contracts held

The classification of contracts entered into by the Group with reinsurers under which the Group is compensated for amounts payable on one or more other contracts issued by the Group is dependent on whether the contract with the reinsurer transfers significant insurance risk to the reinsurer. Where the reinsurance contract transfers significant insurance risk (reinsurance contracts held), it is accounted for under the GMM, as modified for reinsurance contracts held. The Group adjusts the CSM of the group to which a reinsurance contract held belongs and as a result recognises income, when it recognises a loss on initial recognition of onerous underlying contracts.

Contracts that do not transfer significant insurance risk to the reinsurer are recognised within financial assets at fair value through profit or loss as they are within a portfolio of financial assets that is managed, and whose performance is evaluated, on a fair value basis. These contracts, while legally reinsurance contracts, do not meet the definition of a reinsurance contract under IFRS. Investment returns (including movements in fair value and investment income) allocated to these contracts are recognised on the face of the income statement within net trading income.

(4)   Non-participating investment contracts

The Group's non-participating investment contracts are primarily unit-linked. These contracts are accounted for under IFRS 9 as financial liabilities whose value is contractually linked to the fair values of financial assets within the Group's unitised investment funds. The value of the unit-linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable. Investment returns (including movements in fair value and investment income) allocated to those contracts are recognised in the income statement through change in non-participating investment contracts.

Deposits and withdrawals are not accounted for through the income statement but are accounted for directly in the balance sheet as adjustments to the non-participating investment contract liability.

The Group receives investment management fees in the form of an initial adjustment or charge to the amount invested. These fees are in respect of services rendered in conjunction with the issue and management of investment contracts where the Group actively manages the consideration received from its customers to fund a return that is based on the investment profile that the customer selected on origination of the contract. These services comprise an indeterminate number of acts over the lives of the individual contracts and, therefore, the Group defers these fees and recognises them over the estimated lives of the contracts, in line with the provision of investment management services.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.    Implementation of IFRS 17 Insurance contracts (continued)

Costs which are directly attributable and incremental to securing new non-participating investment contracts are deferred. This asset is subsequently amortised over the period of the provision of investment management services and its recoverability is reviewed in circumstances where its carrying amount may not be recoverable. If the asset is greater than its recoverable amount it is written down immediately through fee and commission expense in the income statement. All other costs are recognised as expenses when incurred.

Changes to presentation

The implementation of IFRS 17 has also resulted in presentational changes being made to the Group's income statement. Details of these changes are as follows:

●  The Group disaggregates the amounts recognised in the income statement into an insurance service result, comprising insurance revenue and insurance service expenses, and net finance income or expense from insurance, participating investment and reinsurance contracts. The Group does not disaggregate the change in risk adjustment for non-financial risk between the insurance service result and the net finance income or expense from insurance, participating investment and reinsurance contracts and includes the entire change as part of the insurance service result.

●  The Group presents income or expenses from reinsurance contracts held (other than finance income or expenses from reinsurance contracts held) as a single amount within net income or losses from reinsurance contracts held.

Insurance revenue

The Group recognises insurance revenue to reflect the provision of services arising from the group of insurance and participating investment contracts at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. Insurance revenue relating to services provided for each year represents the total of the changes in the LRC that relate to services for which the Group expects to receive consideration.

The Group allocates a portion of premiums that relate to recovering insurance acquisition cash flows to each period based on the coverage units provided in the reporting period. The Group recognises the allocated amount, adjusted for interest accretion at the discount rates determined on initial recognition of the related group of contracts, as insurance revenue and an equal amount as insurance service expenses.

Insurance service expense

The Group presents in the income statement insurance service expenses arising from groups of insurance and participating investment contracts, generally as they are incurred, as well as loss components and their reversals and changes in estimates of past claims.

Net finance income or expense from insurance, participating investment and reinsurance contracts

The net finance income or expense from insurance, participating investment and reinsurance contracts comprises changes in the carrying amounts of groups of insurance and participating investment contracts arising from:

●  the effects of the time value of money and changes in the time value of money;

●  changes in financial risk, including where the risk mitigation option is applied; and

●  excluding any such changes for groups of direct participating contracts which are allocated to a loss component and included in insurance service expenses.

The net finance income or expense from insurance, participating investment and reinsurance contracts includes changes in the measurement of groups of contracts caused by changes in the value of underlying items (excluding additions and withdrawals). For contracts measured using the GMM, it includes the difference between the impact of demographic experience and assumptions change when calculated at market rates compared to locked-in rates. The impact of exchange differences on changes in the carrying amount of groups of insurance and participating investment contracts is also included here.

The Group has chosen not to disaggregate the net finance income or expense from insurance, participating investment and reinsurance contracts between the income statement and other comprehensive income, with it all being taken to the income statement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.  Impact on balance sheet as at 1 January 2022

In accordance with the requirements of accounting standards, set out below is the Group's balance sheet at 1 January 2022, prepared in accordance with the applicable accounting policies following the adoption of IFRS 17.

Consolidated balance sheet as at 1 January 2022

	Footnote	As previously reported At 31 Dec 2021 £m	Impact of IFRS 17 (see below) £m	Other changes (see note 1) £m	Restated At 1 Jan 2022 £m

Assets
Cash and balances at central banks		76,420	-	-	76,420
Items in the course of collection from banks		147	-	(147)
Financial assets at fair value through profit or loss	1	206,771	200	-	206,971
Derivative financial instruments		22,051	-	-	22,051
Financial assets at amortised cost		517,156	-	-	517,156
Financial assets at fair value through other comprehensive income		28,137	-	-	28,137
Reinsurance assets	2	759	(759)	-
Investments in joint ventures and associates		352	-	(352)
Goodwill		2,320	-	(2,320)
Value of in-force business	3	5,514	(5,317)	(197)
Other intangible assets		4,196	-	(4,196)
Goodwill and other intangible assets			-	6,713	6,713
Current tax recoverable		363	-	-	363
Deferred tax assets	4	3,118	655	-	3,773
Retirement benefit assets		4,531	-	-	4,531
Other assets	2	14,690	(47)	499	15,142
Total assets		886,525	(5,268)	-	881,257
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.  Impact on balance sheet as at 1 January 2022 (continued)

Consolidated balance sheet as at 1 January 2022 (continued)

	Footnote	As previously reported At 31 Dec 2021 £m	Impact of IFRS 17 (see below) £m	Other changes (see note 1) £m	Restated At 1 Jan 2022 £m

Liabilities
Deposits from banks		7,647	-	-	7,647
Customer deposits		476,344	-	-	476,344
Repurchase agreements at amortised cost		31,125	-	-	31,125
Items in course of transmission to banks		316	-	(316)
Financial liabilities at fair value through profit or loss		23,123	-	-	23,123
Derivative financial instruments		18,060	-	-	18,060
Notes in circulation		1,321	-	-	1,321
Debt securities in issue at amortised cost		71,552	-	-	71,552
Liabilities arising from insurance contracts and participating investment contracts	5	123,423	1,756	-	125,179
Liabilities arising from non-participating investment contracts	6	45,040	(4,150)	-	40,890
Other liabilities	7	19,947	(896)	316	19,367
Retirement benefit obligations		230	-	-	230
Current tax liabilities		6	-	-	6
Deferred tax liabilities	4	39	(31)	-	8
Other provisions		2,092	(12)	-	2,080
Subordinated liabilities		13,108	-	-	13,108
Total liabilities		833,373	(3,333)	-	830,040

Equity
Share capital		7,102	-	-	7,102
Share premium account		18,479	-	-	18,479
Other reserves		11,189	(12)	-	11,177
Retained profits		10,241	(1,923)	-	8,318
Ordinary shareholders' equity		47,011	(1,935)	-	45,076
Other equity instruments		5,906	-	-	5,906
Total equity excluding non-controlling interests		52,917	(1,935)	-	50,982
Non-controlling interests		235	-	-	235
Total equity		53,152	(1,935)	-	51,217
Total equity and liabilities		886,525	(5,268)	-	881,257

1  Own shares held through consolidated collective investment vehicles classified as financial assets at fair value through profit or loss rather than in equity under IFRS 17.
2  Reinsurance assets are replaced by reinsurance contract assets, which are presented within other assets, under IFRS 17.
3  The value of in-force business (VIF) is not recognised on the balance sheet under IFRS 17 and acquired VIF presented within goodwill and other intangible assets.
4  Deferred tax assets and liabilities are recalculated based on IFRS 17 retained earnings.
5  Change in measurement basis of liabilities arising from insurance contracts and participating investment contracts under IFRS 17.
6  Recognition of certain hybrid unit-linked and With-Profit contracts under IFRS 17.
7  Unallocated surplus relating to the With-Profit funds is recognised as part of the liabilities arising from insurance contracts and participating investment contracts under IFRS 17.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.  Other information

The financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2023 will be published on the Group's website and will be delivered to the Registrar of Companies in accordance with section 441 of the Act. The statutory accounts for the year ended 31 December 2022 have been filed with the Registrar of Companies. The report of the auditor on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not include a statement under sections 498(2) or 498(3) of the Act.

KEY DATES

Group strategy update: Mass Affluent and Insurance, Pensions & Investments	20 March 2024
Shares quoted ex-dividend for 2023 final dividend	11 April 2024
Record date for 2023 final dividend	12 April 2024
Q1 2024 Interim Management Statement	24 April 2024
Final date for joining or leaving the final 2023 dividend reinvestment plan	29 April 2024
Annual General Meeting	16 May 2024
Final 2023 dividend paid	21 May 2024
Group strategy update: Business & Commercial Banking	27 June 2024
2024 Half-year results	25 July 2024
Q3 2024 Interim Management Statement	23 October 2024

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the year ended 31 December 2023. Unless otherwise stated, income statement commentaries throughout this document compare the year ended 31 December 2023 to the year ended 31 December 2022 and the balance sheet analysis compares the Group balance sheet as at 31 December 2023 to the Group balance sheet as at 31 December 2022. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out on page 29. Unless otherwise stated, commentary on pages 1 to 2 and pages 7 to 9 are given on an underlying basis. The 2023 annual report and accounts and Pillar 3 disclosures can be found at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

Implementation of IFRS 17: The Group adopted the IFRS 17 Insurance Contracts accounting standard from 1 January 2023. IFRS 17 does not require that comparatives are restated other than for the year, including interim periods, immediately prior to adoption. The Group has selected a transition date of 1 January 2022 and, as permitted by IFRS 17, will not restate comparatives for earlier periods. Further information on the impact of this change is set out in the Group's IFRS 17 Transition Document, which was published on 4 April 2023 and can be found at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward-looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group's compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group's financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Nora Thoden

Director of Investor Relations - ESG

020 7356 2334

nora.thoden@lloydsbanking.com

Tom Grantham

Investor Relations Senior Manager

07851 440 091

thomas.grantham@lloydsbanking.com

Sarah Robson

Investor Relations Senior Manager

07494 513 983

sarah.robson2@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw

External Relations Director

020 7356 2362

grant.ringshaw@lloydsbanking.com

Matt Smith

Head of Media Relations

07788 352 487

matt.smith@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc

 (Registrant)

By: Douglas Radcliffe

Name: Douglas Radcliffe

Title: Group Investor Relations Director

Date: 22 February 2024